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DAT : 6/1/05

SEC File #82-3354

Corporate Report 2004

ARIS
12-31-04



MICHELIN
A better way forward

Simplified corporate organization chart


Compagnie Générale
des Etablissements Michelin (CGEM)
France
100 %
40 %
Compagnie Financière Michelin
(CFM)*
Switzerland
60 %
Manufacture Française
des Pneumatiques Michelin
France
Non-French Industrial,
trading and
research companies
French Industrial
and trading
companies

* CFM, which is an intermediate holding company, is the Group's financing arm: it facilitates the borrowing transactions with banks and with the financial markets

An extensive brand portfolio for all market segments

The Group's portfolio is one of the richest and most well balanced in the tire industry with two world class brands –Michelin and BFGoodrich– strong regional brands, leading national brands and well-positioned private brands.


MICHELIN


BFGoodrich


Kleber


UNIROYAL


回力
WARRIOR


RIKEN


TAURUS


Kormoran


ICOLLANTAS


EUROMASTER


TCi
Tire Centers


MICHELIN
Remix


RECAMIC


Pneu Laurent


Encore

Michelin, a key mobility enabler

Partnered with vehicle manufacturers, listening to users, active in all competitions and in all the distribution channels, Michelin is continually enhancing its offering to motorists and the road transportation industry.

Tires

Cars, trucks, tractors, earthmovers, cycles, aircraft, subway trains, trams… innovative tire solutions for a wide range of applications and expectations.

Distribution and services

Euromaster in Europe and TCI in the United States are benchmarks in their markets, because of the quality of the brands and the professionalism of the service provided.

Ground Linkage and Pressure Monitoring Systems

Through joint research with industry leaders Robert Bosch GmbH, Toyo AVS, TRW, Vallourec Composants Automobiles, Wabco, Woco… we develop cutting-edge solutions combining performance and safety.

Maps, guides and mobility support services

A complete offering of maps and guides, ViaMichelin digital mobility support products. Michelin OnWay and Michelin Euro Assist, fleet management and consultancy, Michelin Fleet Solutions in Europe, Michelin Business Solutions and Tire Advisor in North America provide value-added services that bolster our tire operations.

Michelin-branded Lifestyle products

In partnership with licensees, we develop and market a range of automotive and cycle accessories, equipment for work, sport and leisure gifts and collectibles that embody Michelin's values, lifestyle and quality.

Teams

in touch with their customers

A worldwide footprint, skilled and motivated teams.

Some **127,000 employees** of all backgrounds and cultures including **4,000 research engineers** in Europe, the United States and Asia.

A sales network covering **170 countries**

In 2004, 74 plants in 19 countries produced:

- 194 million tires and
- 19 million maps and guides.

6 rubber tree plantations in Brazil and Nigeria.

Contents


MICHELIN

This business report was drawn up in response to requests by a large number of shareholders.
Additional information can be found in the Annual Report 2004 and in the Michelin Performance and Responsibility Report 2004. These documents are available:
- On the www.michelin.com/corporate Internet website
- Upon request by letter, e-mail or phone from Individual Shareholder Relations or from Investor Relations, whose contact details are provided at the end of this report.

The English language version of this Corporate Report is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinion expressed therein in the original language version of the document in French takes precedence over the translation.

Michelin
A better way forward...
since 1889



The world's No. 1 tire manufacturer with 20% market share*, Michelin is at the forefront of the tire industry across all markets and mobility related services and an uncontested leader in very high-tech segments.

Contributing to progress in mobility is at the heart of the Group's strategy. Its ability to innovate and deliver unequalled product and service quality backed by powerful brands is key to its competitive edge.

Changing markets bring new opportunities: Michelin has a targeted growth strategy. It enhances its offering in developed markets by focusing on value-added growth segments. It is stepping up its expansion in high-growth emerging markets.
It is increasing its industrial and supply chain efficiency across the board and is constantly working to leverage the value added to its products.
This approach improves Michelin's resilience during economic downturns.

Safety, energy efficiency, environmental friendliness: while addressing the issue of improving mobility, the Group is committed to achieving sound growth.
A better way forward, Michelin's new tagline, encapsulates these commitments and its stated mission.

**20.1% according to Tire Business, August 30, 2004 calculated on the basis of tire sales.*

China, India, Russia: The Group opens up to new horizons

Investing... a better way forward

China, India, Russia, and indeed many other countries in Eastern Europe, Asia or Latin America are experiencing high growth.
Asia alone accounts for 30% of the global tire market compared to 23% in 2000. With 7 million tires sold each year, India's truck market is already half as big as Europe's. China, the 4th largest vehicle market globally with 5.7 million units sold in 2004, is on the verge of becoming 3rd largest in 2005 and accounts for 28% of the global truck tire market with 36 million tires sold every year, 81% of which in replacement.
Brazil and Eastern Europe too are posting impressive growth. As for Russia's tire market – 30 million passenger car and 6 million trucks tire – it is expected to double in the next decade.

Michelin is stepping up its deployment in the high potential economies in order to ensure its long-term growth, thus complementing its organic growth through acquisitions, joint ventures and industrial and commercial partnerships.
Emerging markets now account for 20% of the Group's Net Sales and post a good operating margin.

Similarly, in Europe, North America and Japan Michelin's growth strategy is successfully focused on High Performance, Winter and 4X4 tires.
In these segments, Michelin's sales outperform the market, generate higher margins than standard tires and experience double-digit growth.

Every year, Michelin earmarks up to one billion euros for investment.



Asia accounts for 30% of the global tire market, versus 23% four years ago.


33 PSI
33 PSI
33 PSI
24 PSI

In the future, tires will "read" the road

Innovating... a better way forward

World leader in tire research

In the future, slippery and damaged patches on roads, will instantly be detected by the tires that will send a warning to drivers for them to react accordingly. Since it invented the first readily removable and repairable tire, Michelin has kept innovating and anticipating customer expectations in order to continually satisfy them and so earn their loyalty.

Currently, a new wave of major innovations such as those described below are finding their way into the market after many years of development: EnTire Solution is a tire-borne automatic pressure monitoring device that alerts drivers in the event of pressure loss; PAX System enables motorists to run on a flat tire for close to 125 miles at 50 miles/h or 200 km at 80 km/h while enhancing overall tire performance; Michelin X One increases payload and fuel efficiency; Michelin XeoBib fulfills a major expectation in the farming world by delivering both comfort on the road and soil protection for the benefit of the farming community.
And a number of radically new solutions are in the pipeline for the not so distant future: Michelin Airless and Michelin Tweel are two airless and retreadable tire solutions designed to last as long as the vehicle itself.
Naturally, innovation is also at the heart of the services offered by Michelin.
If you wish to find a hotel or know the weather conditions on your vacation route, ViaMichelin on-board navigation system will give you the information and guide you by the shortest and clearest route.
Available in several European countries, Michelin OnWay will act as the "guardian" of your tires, offering navigation and guaranteeing repair tire repair in under one hour...

More than ever, research and innovation are at the very core of Michelin's strategy.

EnTire Solution constantly monitors the pressure in your tires.

The safer the factory, the more efficient

Making progress... a better way forward



Once again this year, our factory employees were eager to receive Michelin's Global Safety Award, which rewards plants that have had no work accident-related stoppage. The prize is the highest award in the Michelin Safety Challenge, which also includes the Outstanding Achievement in Safety award and the Safety in Movement award for the biggest advancement of the year.

Considered to be a major factor in progress and efficiency, the Group's safety policy is a key area that demonstrates the Company's ability to move forward: since 2003 the frequency of work accidents has been reduced by half.

Group companies must consistently adjust to market changes to satisfy their customers, cut costs and improve productivity. To help them do this, Michelin promotes individual initiative and the sharing of best practices worldwide.

Prominent among these programs, is the "Progress Ideas" initiative which encourages all staff to submit their improvement ideas. Two million such ideas have been collected and a million of them implemented. The Group's Intranet devotes a full section to them and every two year, the best ideas implemented are showcased in an exhibition. This truly reflects the mindset of Michelin men and women, who are passionate about their respective missions.



Safety is a priority at all levels of the Company.



From Clermont-Ferrand to Davydovo and back: Making progress together

Sharing... a better way forward

Training
More than 150 million euros in 2004.



In 2001, Michelin became the first foreign tire manufacturer to open a plant in Russia after it purchased facilities at Davydovo, in the Moscow region. The plant, commissioned in July 2004, produces 3,000 Michelin branded Passenger Car tires on a daily basis. Output should double by the end of 2005. By then, 88 million euros will have been invested in a plant that will employ some 800 staff.

The project truly started in 2002 when 35 engineers were recruited and trained. After four to six months of technical training they were able in turn to train operators.

A number of European plants supported the project, delegating managers, team leaders and operators, all were called upon to share their skills and teach Michelin's methods, know-how and values.

Over a two-year period, more than 80 Russian colleagues visited Group plants, and conversely 200 or so Group staff took up temporary or permanent assignments in Russia.

Sharing and training are at the core of Michelin's values are upheld across the Group. They are the cornerstones of building individual and customer satisfaction and loyalty – part of respect for persons and customers. Equally, they are key to nurturing the progress which stems from respect for facts and the environment. In short, sharing and training are instrumental to Michelin's very corporate identity. "Get it right the first time" is **"Делать все на самом высоком уровне с первого раза"** in Russian, and thanks to everyone's commitment, the ball is rolling at Davydovo!

Cut pollution, promote safety:

We all have a part to play

Preserving... a better way forward

By 2030, the world vehicle fleet should jump to 1.6 million: the growth of economies and transport are intimately bound up, posing a huge challenge. Improved mobility implies safe, long-lasting, comfortable, quiet and high-performance products that are energy and raw material-efficient. Achieving all these performances may seem difficult or quite impossible, yet Michelin is taking up the challenge and pushing back the frontiers of progress every year.

A key area in which Michelin has made an important contribution in recent years is tire rolling resistance, which accounts for as much as 20% of car fuel consumption and 40% of that of buses and trucks. By promoting a global switch to radial technology, Michelin cut rolling resistance by 30% over the last few years, and by a further 20% with the introduction of the Green Tire. And, in Michelin's research centers, the goal is to halve rolling resistance again by 2020!

Being a vehicle's only point of contact with the road, tires also play a vital safety role. Grip, braking distance, run flat capability, visibility on wet roads are some of the areas in which Michelin has recently introduced ground breaking tire-based safety solutions. Its unflagging commitment to safety clearly gives Michelin a huge competitive edge.

Challenge Bibendum, a global event promoting clean vehicles and sustainable mobility technologies, is a noteworthy facet of Michelin's safety commitment. The sixth Challenge Bibendum was held in Shanghai in 2004, in recognition of the drive in large emerging countries to promote safer, more environment-friendly mobility together with diversified energy sources.

Thanks to its intensive research operations, Michelin is poised to address these issues and seize the corresponding growth opportunities.

For a number of years Challenge Bibendum has regularly highlighted environment and road safety-related technological breakthroughs.

Competition enthusiasts: A powerful boo

Pushing the envelope... a better way forward


Loeb
CITROËN
TOTAL
PlayStation.2
3
MICHELIN

On October 17, 2004 Michelin won three world titles almost simultaneously. *Valentino Rossi became the MotoGP World* Champion at the Australian Grand Prix. In Corsica, Sébastien Loeb and Citroën-Michelin clinched the Driver and Carmaker titles in the World Rally Championship (WRC).

Knowing that competition is a powerful driver for innovation, Michelin is the only tire manufacturer to be involved in all disciplines, in all climates, on all terrain. Its goal is to maintain high-level technical and human partnerships with OEMs and demonstrate the benefits that its innovations can bring to the competing teams, the drivers and ultimately to all motorists.

The year 2004 was a good one with 2 additional WRC titles (bringing the total *to 36 since 1981), a 7th successive victory* in the Le Mans 24 hours, a 13th consecutive victory in the MotoGP World Championship, 25 F1 podium finishes, a World Championship title, an Olympic cross country title, to name but a few.

Competition is an invaluable test-ground for pushing Michelin's technological breakthroughs to their limits.

In 2005
a 7th F1 team will race with Michelin

To make a World Rally Champion you need tires that will dare to tread everywhere you do.

Message from **Edouard Michelin**

A Company in motion



Dear Shareholder,

The year 2004 confirmed Michelin's operational efficiency gains and the soundness of its targeted growth strategy. In looking back at 2004, Michelin appears as a company in motion, high performing, open to new horizons, and committed to playing its full role as a pioneer in sustainable mobility.

Steering in response to the terrain

Exceptionally contrasting developments on the tire markets tested the flexibility and responsiveness of our industrial and sales teams. Our teams smoothly negotiated these developments, adapting to the terrain, responding to accelerating demand in the replacement market during the first half of the year, downshifting in response to its deceleration. They were able to keep up with the brisk pace of demand in the Truck, Earthmover, and Agricultural sectors, where we gained new market shares and to slow down in a timely fashion in the Passenger Car-Light Truck Original Equipment segment. Last but not least, our industrial and sales teams were able to streamline costs across the board more effectively and made further progress in productivity and in the critical area of workplace safety.

Michelin has a firm grip on the gearshift of quality growth. We have strengthened the influence of our worldwide brands – Michelin and BFGoodrich – in each of our businesses. We once again expanded our presence on the High Performance automobile and 4x4 SUV segments and recorded very strong sales levels in the Winter tire segment. Our leadership is established in products and services for professional applications.

A good performance

Combined with increasingly efficient cost control, our offensive strategy targeting the most attractive markets accounts for the significant 0.9 point improvement in our operating margin to 8.3%.

The value of this performance is most appreciable in regard to continued price increases in our raw materials during the last three years, which Michelin was able to absorb again in 2004 with higher sales prices, productivity increases and stricter internal cost controls.

Net income was thus up 60% and the debt-to-equity ratio improved from 78% to 69%. The fiscal year 2004's growth and progress enable us to propose the distribution of a €1.25 dividend, an increase of 35%, at the next Annual Shareholders Meeting. We intend this very substantial increase as a strong message of confidence sent to all our Shareholders about the future prospects of the Group; this increase reflects both the significant improvement of our earnings and our confidence as to the long-term prospects of the Company. This development also takes into account recent changes in the area of dividend tax. This rise after last year's stable distribution, should place Michelin among the best of the blue chip companies. This should be a further incentive for prospective shareholders and comfort existing ones in their decision to take a long-term view of their investment.

The adoption effective January 1, 2005 of International Financial Reporting Standards (IFRS) is widely documented in this report. We are closely managing the anticipated impacts of these new accounting standards.

A powerful engine for growth

We continue with confidence and determination to expand our operations in emerging markets: China, Brazil, Russia, India, Indonesia, Thailand, and the countries of Eastern Europe. These are high-growth countries where sales volumes will soon be very significant indeed.

On the other hand, Western Europe and North America still remain by far the largest markets and those where consumer expectations are greatest and most diversified with respect to both products and services. And in those

" Nowhere is our pioneering and progressive spirit better embodied than in each of our Company's 127,000 men and women "



regions, our industrial sites offer a broad expanse of innovation and productivity to be explored and harnessed. Consequently, in 2004, we channeled more than half of our capital investment into our existing industrial sites.
Nowhere is our pioneering and progressive spirit better embodied than in each of our Company's 127,000 men and women. Undoubtedly, one of Michelin's greatest strengths is our people who share these values, this professionalism and this optimism throughout the world.
Michelin has always had the ambition to transform its markets, to go beyond the immediate expectations of its customers in order to anticipate, indeed to create, their future needs. To imagine the products and services of tomorrow, to innovate in order to contribute new and real benefits to our customers lies at the heart of our Company's research and development efforts.
You will see many innovations presented in this report, as much in contributions to reductions in vehicle weight, fuel consumption and pollutant emissions as in improvements in road safety, increases in transport volumes and loads and greater respect for the crops and tilled soil.
As a world leader, Michelin is committed to widen its outlook and research to increasingly crucial societal issues: conservation of natural resources, diversification of energy sources and public health. Michelin plays an active role in all of these areas that are key to our quality of life and to that of our children.

Preparing for the future

With an eye to the future of your Company, Mr. René Zingraff and I wish to recommend for your approval the appointment of Mr. Michel Rollier, currently Michelin's chief financial officer, as a Joint Managing Partner of your Group.
Mr. Rollier knows Michelin extremely well. We know the value of his expertise, his personal skills and his sense of what is most crucial to the Company's interests. By our side, he will contribute to steering the Company and ensure that Mr. Zingraff's eventual retirement takes place under the very best of circumstances.
We will also submit to your vote the nomination of two new members of the Supervisory Board: Mrs. Laurence Parisot and Mr. Pat Cox.
Both have invaluable experience complementing that of your current representatives. They will further enhance the fruit of the work produced as between the Supervisory Board and the Managing Partners.

Looking to the future with confidence

The year 2005 is set to be another very challenging one: we will, in particular, need to cope with even more costly raw materials. In spite of this negative factor, we are intent on leveraging our strong progress dynamics and assets to achieve results at least as good as last year's.

More than ever, we intend to demonstrate day in and day out our passion and our pride to live up to our new baseline: Michelin, a better way forward.

Thank you for your trust.

E. Michelin

Edouard Michelin

Management


1
2
8
9
10
11
4

Managing Partners

1 ◦ **Edouard Michelin**

2 ◦ **René Zingraff**

Group Executive Council

3 ◦ **Michel Caron**
Quality and Organization
Tourist services, ViaMichelin, Supply chain, IT Systems

4 ◦ **Thierry Coudurier**
Truck
Euromaster, TCI, Africa / Middle East

5 ◦ **Hervé Coyco**
Passenger Car-Light Truck
Competition

6 ◦ **Jean-Marc François**
Asia

7 ◦ **Jim Micali**
North America

8 ◦ **Didier Miraton**
Technology Center
Industrial Performance

9 ◦ **Jean Moreau**
Personnel
Environment and Prevention

10 ◦ **Michel Rollier**
Financial Affairs
Legal Services, Plans and Results

11 ◦ **Christian Tschann**
Europe

12 ◦ **Bernard Vasdeboncœur**
Specialty Product Lines
Agricultural, Aircraft, 2-Wheel, Earthmover, Wheels, Components, South America, Purchasing

Secretary of the Group Executive Council:
Patrick Oliva

**** Bold type indicates main responsibility.***


12
6
7
5
3

○ *The Managing Partners and GEC Members visiting a new facility at the Technology Center: a track with unmatched layout and an optimized watering system to carry out performance tests on wet surfaces.*

Group Structure

The Managing Partners run the Company and report on their management activities to the Annual Shareholders Meeting. The Supervisory Board is responsible for ongoing supervision of the Company's management on behalf of Shareholders. They are assisted by the Group Executive Council (GEC), which meets every month.
The GEC comprises ten members drawn from among the heads of the Group Services, the Product Lines, the Technology Center and the Zones.

Michelin is organized into:

- **9 Product Lines** each with its own marketing, development, production and sales resources.
- **11 Group Services** responsible for such functions as purchasing, personnel, accounting and so forth...
- **5 Zones:** Europe, North America, South America, Asia and Pacific Rim, Africa and Middle East.
- **1 Technology Center** with facilities in Europe, the United States and Asia.
- **2 Product distribution networks.**

Audit

Supervisory Board*

1 ○ **Eric Bourdais de Charbonnière**
Sixty-six
Chairman of the Supervisory Board
Member of the Audit Committee

After twenty five years with JP Morgan, during which he became head of the group's banking activities in France, Mr. Eric Bourdais de Charbonnière served as Michelin's CFO from 1989 to 1999. He no longer has any operational responsibilities and has chaired Michelin's Supervisory Board since 2000. He also serves as director on the boards of Thomson and Associés en Finances, and sits on the Supervisory Boards of Oddo et cie and ING Group.

2 ○ **François Grappotte**
Sixty-nine
Chairman of the Audit Committee

After twenty years as CEO of Legrand, Mr François Grappotte was appointed Group chairman in 2004. He also sits on the Board of BNP Paribas, of Valeo and is a Member of the Supervisory Board of Galeries Lafayette.

3 ○ **Pierre Michelin**
Fifty-six
Member of the Audit Committee

After joining Philips' IT management team, he went on to Group Bull and was appointment Head of a Division.

4 ○ **Benoît Potier**
Forty-eight

Mr. Benoît Potier has joined Air Liquide SA 24 years ago and he became CEO in 1997 before being appointed Chairman of the Executive Board in November 2001. He also sits on the Board of Danone.

5 ○ **Grégoire Puiseux**
Seventy-four

Mr. Grégoire Puiseux is now retired. He was at the head of a farm produce company in the Champagne region. Mr. Grégoire Puiseux is also Member of the Supervisory Board of Manufacture Française des Pneumatiques Michelin and Controller of Compagnie Financière Michelin.
His mandate expires at the Annual Shareholders Meeting of May 20, 2005 and he does not seek its renewal.

6 ○ **Edouard de Royère**
Seventy-three
Member of the Audit Committee

Mr. de Royère joined l'Air Liquide in 1966 and was appointed Chief Executive Officer in 1982 and Chairman in 1985, a post he held until 1995. Currently Honorary Chairman of l'Air Liquide SA, he is a member of the Company's Supervisory Board. He also sits on the boards of Sodexho Alliance and Siparex Associés.



2
3
4

○ ***Members of the Supervisory Board during an on-site visit to the Michelin factory in Vitoria (Spain).***

The Supervisory Board is assisted by:
- an Audit Committee and
- a Compensation Committee

Comprised of four members of the Supervisory Board, three of whom are independent, the **Audit Committee,** under the chairmanship of Mr. Grappotte, is in charge in particular of assisting the Supervisory Board in its control mission over
- the corporate and consolidated accounts;
- risks and internal control procedures.

Chaired by Mr. Bourdais de Charbonnière and made up of six Supervisory Board members, **the Compensation Committee** oversees Group management team remuneration policy, and in particular variable pay, the stock-option plan and the Group Employee Shareholder Plan.

Statutory Auditors

Statutory

PricewaterhouseCoopers Audit
Represented by **Dominique Paul,** *partner*

Corevise
Represented by **Stéphane Marie,** *partner*

Substitutes

Pierre Coll
Partner of PricewaterhouseCoopers Audit

Jacques Zaks
Partner of Corevise



Financial year 2004 Key Figures

Economic factors*


1.09
1.12
1.06
0.88
0.81
00
01
02
03
04

Changes in dollar/euro exchange rates
Average exchange rate over the period

While 50% of Michelin's sales are dollar and dollar correlated currency denominated, close to two thirds of its raw material purchases are US dollar (or US dollar correlated currency) denominated.

* *The changes in the tire market are analyzed on page 24*

Changes in raw material prices


300
250
200
150
100
50
0
+ 80%
+ 64%
00
01
02
03
04
05

Natural rubber
(Sing $ cents/kg)

TSR20 RSS3

Natural rubber accounted for almost a quarter of Michelin's raw material purchases, synthetic rubber and carbon black almost half.
At constant exchange rates, raw material purchase prices rose by almost 40% between 2000 and 2004.




600
500
400
300
200
100
0
+ 83%
00
01
02
03
04
05

Steel (US $/t)


€
600
450
300
150
0
+ 100%
+ 70%
Cents $
40
30
20
10
0
00
01
02
03
04
05
Butadiene US Gulf (US $ cents/barrel)
Butadiene Europe (€/t)

Butadiene


50
40
30
20
10
0
+ 54%
00
01
02
03
04
05

Brent (US $/barrel)


€
1,200
900
600
300
0
+ 92%
+ 44%
Cents $
80
60
40
20
0
00
01
02
03
04
05
Styrene US Gulf (US $ cents/barrel)
Styrene Europe (€/t)

Styrene

Butadiene and styrene, which are oil by-products, are used in the manufacture of synthetic rubber.

Key figures

The 2004 accounts and their comparison with previous years are presented in accordance with French accounting standards, as in previous years.
In 2005, the mandatory changeover to International Financial Reporting Standards will impact the Group's accounts in different ways.
In addition, Michelin is adopting a new presentation for its sector-based information from January 1, 2005 so as to better reflect its industrial and commercial organization.
These changes are explained in the bookmark included in the 2004 Corporate Report and are set out in detail on **www.michelin.com/corporate.**


Consolidated key figures


15,396
15,775
15,645
15,370
15,689
00
01
02
03
04

Net sales
in EUR million

Net sales rose 2.1%, up 6% at constant exchange rates and scope.
This growth came on the back of a 2.7% increase in volumes as well as a strong 3.2% price-mix effect, reflecting the quality of the Group's sales.



Segment	Share	Change
Passenger Car-Light Truck	48%	- 0.5 pt*
Truck	27%	+ 1.2 pt*
Other businesses	25%	+ 6.6 pts*

2004 Net Sales by business segment



Region	Share	Change
Europe**	53%	+ 0.7 pt *
North America***	33%	- 1.6 pt *
Other countries	14%	+ 0.8 pt *

2004 Net Sales by region

Michelin strives to strengthen its presence in other regions.

** FY 2004/2003 Change*
*** Western and Eastern*
**** United States, Canada, Mexico.*

Financial year 2004 Key Figures



399
296
581
318
515
00
01
02
03
04

Net income
In EUR million

Net income rose 62% compared to 2003, a year which saw the acquisition of the Viborg distribution network.



8.9%
9.7%
13.1%
13.0%
- 0.9%
0.4%
03
04
03
04
03
04

- Passenger Car-Light Truck + 0.8 pt
- Truck - 0.1 pt
- Other businesses + 1.4 pt

Despite a difficult economic environment once more marked by significant increases in raw material prices and a strong rise in the euro, Michelin's businesses proved resilient and made progress.

Operating margin by business segment





1,162
1,040
1,225
1,143
1,299
00
01
02
03
04

2004/2003 Operating income up 13.6%
in EUR million



7.6%
6.6%
7.8%
7.4%
8.3%
00
01
02
03
04

Operating margin up 0.9 point versus 2003
In % of net sales

The negative impact of exchange rates and raw materials was more than compensated for by the Group's productivity gains and the improvement in the sales price-mix.

Consolidated key figures


1,416
1,323
1,225
1,407
1,353
00
01
02
03
04

Strong cash flow*
In EUR million

Group cash flow continued to be very strong, representing 8.6% of net sales.

** Cash flow*
= net income before minority interests
+ depreciation, amortization and charges to allowances for impairment in value of fixed assets
– changes in provisions and deferred taxes
+ / - net gains/losses on disposals of assets.


1,257
1,091
905
1,089
871
809
1,246
1,017
1,130
1,116
00
01
02
03
04

A sustained investment policy underpinning an ambitious industrial strategy
In EUR million

● Net capital expenditure
Of which industrial

In 2004, Michelin pursued a sustained investment strategy: investing in productivity in Europe and in North America, increasing capacity in China, Thailand, Russia, Romania; taking stakes in manufacturers in India and Indonesia.


309
637
299
226
00
01
02
03
04
- 241

For the 4th consecutive year, Michelin generated positive free cash flow*
In EUR million

** Free cash flow*
= cash flow – change in working capital
– net capital expenditure


119%
113%
85%
78%
69%
00
01
02
03
04

Gearing improves further

Once again in 2004, Michelin strengthened its financial structure: its debt-to-equity ratio improved and shareholders' equity increased. Michelin also continued to strengthen its financial structure during the year.

Michelin Share Performance

3rd best performer in the CAC 40 index in 2004: + 29.7%

- **Euronext Paris - Eurolist**
- **Local equity Compartment A (Blue Chips)**
- **Code ISIN:** FR 0000121261
- **Indices:** CAC 40 – Euronext 100
- **Ethical indices:** DJSW STOXX, Aspi Eurozone
- **Par value:** 2 euros
- **Minimum number of shares per trade:** 1
- **Average daily trading volum:** 742,311
- **Market capitalization at December 31, 2004:** 6.77 Md€
- 191,531 **shareholders including** 67,231 **employee shareholders**


2.96
2.20
4.28
2.23
3.59
00
01
02
03
04

Net earnings per share: + 61%
in euros


0.80
0.85
0.93
0.93
1.25
00
01
02
03
04

Net dividend per share: + 35%
in euros

* *Subject to approval by the Annual Shareholders Meeting of May 20, 2005. The dividend will be distributed on May 24, 2005.*

Ownership structure and voting rights

At December 31,2004	Capital	Voting rights*
Treasury stock	0%	-
Employee Shareholder Plan	2.10%	1.90%
Individual Shareholders	15.33%	24.12%
French institutions	36.32%	34.31%
Franklin Resources Inc	5.72%	4.89%
Wellington Management Company	5.11%	4.13%
Other foreign institutions	35.42%	30.65%

* *Shares held for more than four years by residents of a country within the European Union have double voting rights. A resolution designed to extend double voting rights to all Shareholders will be put before the Annual Shareholders Meeting of May 20, 2005.*

Stock exchange information

Share price (in euros)	2000	2001	2002	2003	2004
High	41.90	43.50	45.05	38.11	47.80
Low	30.10	23.84	24.50	25.02	34.82
Year-end price	38.55	37.05	32.86	36.38	47.19
Market capitalization at December 31,2004: In billion of euros	5.19	4.99	4.66	5.22	6.77
Average daily trading volume	514,485	578,980	760,143	797,844	742,311
Number of shares	**134,715,873**	**134,715,873**	**141,792,730**	**143,387,025**	**143,387,025**

Performance of the Michelin share *from January 2000 to December 2004 (base 100)*


150
100
50
0
20,000,000
15,000,000
10,000,000
5,000,000
0
J
F
M
A
M
J
J
A
S
O
N
D
Michelin
CAC 40
Monthly trading volumes

Michelin's Corporate Governance

a model that is both highly original and modern

For the last 140 years, the Group's parent Company, Compagnie Générale des Etablissements Michelin, has been a Partnership limited by Shares. As it favors the deployment of long-term strategies developed by a stable, committed management team and monitored by an independent Supervisory Board, this structure fully complies with modern corporate governance standards.
Another feature of this corporate structure, the registered nature of its shares, enables Michelin to maintain a close, direct relationship with each of its Shareholders.


SCA Compagnie Générale des Etablissements Michelin (CGEM)
General Partners
Edouard Michelin
René Zingraff
SAGES
Appoint after approval from general Partners
Limited Partners
(Shareholders)
Report on management to the Annual Shareholders Meeting
Approve the proposed resolutions during the Extraordinary Shareholders Meeting
Appoint and revoke
Managing partners
Edouard Michelin
René Zingraff
Ensures ongoing monitoring of management
Supervisory Board
Statutory Auditors
Management entity
Controlling entity

A stable management team committed over the long term

Experience

Michelin is run by one or more Managing Partners, who have been Mr. Edouard Michelin and Mr. René Zingraff respectively since 1991 and 1986. The Group's Managing Partners are always appointed from among widely experienced top managers who have held operational posts at all levels of the Company. At the Annual Shareholders Meeting of May 20, 2005, the Managing Partners will recommend to the Shareholders the appointment of Mr. Michel Rollier as joint Managing Partner.



Mr. Edouard Michelin was born in 1963 and graduated as an engineer from *Ecole Centrale de Paris*. He joined Michelin Group in 1985 and managed *Le Puy-en-Velay's* (France) industrial production operations before being appointed Chief Operating Officer of Michelin North America. He was appointed joint Managing Partner in 1991 and has been heading Michelin since 1999.

Mr. René Zingraff was born in 1936. He graduated as a chemical engineer and joined Michelin Group in 1963 to manage Quality operations for the United Kingdom. Before his appointment as Joint Managing Partner in 1986, Mr. Zingraff, who currently heads Group cadre management, directed Michelin USA's industrial operations.

Michelin's Corporate Governance


MICHELIN

The two Managing Partners and Mr. Michel Rollier, Group CFO, at the Annual Shareholders Meeting of May 2004.

Stability
Given the nature of the tire industry, where return on investment is slow, the stability of their dual Managing Partner and General Partner status enables Michelin's Managing Partners to pursue a policy that is particularly well suited to the tire business. This policy is based on a long-term view and steady development and promotion of technological innovations to drive adoption by the market.

Responsibility
The Managing Partners are jointly and severally liable for the full amount of Michelin's business debt, should the Company fail. This special feature guarantees the Shareholders that the Company is managed in a rigorous and cautious way, and indeed, risk management is a priority for Michelin's management team.
In line with this long-term commitment, the General Partners may not relinquish their responsibilities as General Partners without the prior approval of the Shareholders at an Extraordinary Shareholders Meeting. They, therefore, are bound to assume the consequences of their decisions in the long term.
As consideration for their responsibilities, the Managing Partners are jointly entitled to a share of Company profits of the financial year, which is not in addition to any other form of consideration (salaries, non-cash benefits or retirement benefits...). Under Michelin's model, therefore, the Managing Partners' remuneration is solely based on variable income.

In 2004, in consideration for their services as General Partners, the Managing Partners with respect to financial year 2003, received a global amount of €4,697,161, down 55% on the previous year.

Controlling bodies directly reporting to Shareholders and strictly separated from Group Management

The Supervisory Board
Its mission
The Supervisory Board is responsible for ongoing supervision of the Company's management on behalf of the Shareholders to whom it reports every year.

Independence
The Supervisory Board currently comprises six members appointed by the Annual Shareholders Meeting for a term of five years, four of whom are deemed independent, that is not bound by any ties whatsoever to the Company, the Group or its management, in a way that might alter their free judgment.

Two new members will be recommended for appointment at the May 20, 2005 Annual Shareholder's Meeting:

- ***Mrs. Laurence Parisot*** (45), French national
CEO of Optimum
CEO of IFOP
- ***Mr. Pat Cox*** (53),), Irish national
Former President of the European Parliament (2002 to 2004)
Managing Partner of European Integration Solutions LLC.

Managerial skills
The members of the Board of Directors have world-class management skills in management, manufacturing and finance.

Commitment

The Board met four times in 2004 with a 96% attendance rate. It held several meetings in the field at a Spanish production plant, the Technology Center and at other venues during 2004. This enabled the members of the Supervisory Board to gain first-hand experience of the Company's operations on the ground.

Audit Committee

A specialized lineup consisting of four members of the Supervisory Board responsible for assessing the quality of Michelin's internal auditing and risk management, this committee met four times in 2004 with a 100% attendance rate.

Compensation Committee

Presided over by the Supervisory Board Chairman, the Compensation Committee is made up of six members from the Supervisory Board. It met twice in 2004 to exercise its control over certain compensation matters, Stock Option Plans and the Employee Shareholder Plan.

Statutory Auditors

The Statutory Auditors are appointed by the Annual Shareholders Meeting for six years and may be dismissed by it. The Statutory Auditors test the fairness of the Company's financial statements and carry out other inspection missions as provided by law. The other missions assigned to them by Michelin are not of a nature to impinge on their independence.

Prominent among Michelin's core values is respect for Shareholders

Michelin's financial reporting is exhaustive, easily accessible and factual.

A wide array of documents is published on all aspects of the Company's business. These include the Annual Report, the Consolidated Accounts Guide and letters to the Shareholders, to name but a few. They may easily be downloaded from Michelin's website at: www.michelin.com/corporate, chosen in January 2005 as "Best CAC 40 Listed Company Financial Information Website" following a Sofres survey.

Every individual Michelin Shareholder receives yearly the Annual Shareholders Meeting documentation as well as three newsletters by the Managing Partners. In 2004, in addition to the Annual Shareholders Meeting, which, as each year, was convened upon first notice, Michelin held three meetings (in Paris, Strasbourg and Bordeaux) for the benefit of its Shareholders.
Lastly, the 12-member Shareholders Advisory Committee, whose mission is to enhance the Group's relations with Shareholders, met three times in 2004 with the Company's top management. Among the topics discussed this year, was the meaning and scope of Michelin's Performance and Responsibility Approach and a review of rewards granted to loyal Shareholders.

Some 69% of Michelin's employees own shares in the Company. This figure, which is very high, demonstrates the trust and commitment that Michelin's people have in their Company.

In addition, the Group's management met more than 550 institutional investors and financial analysts during 124 meetings and one-to-one interviews in 14 countries in 2004.

Michelin amends the provisions governing Shareholder voting rights:

Every year in January, foreign institutional Shareholders, who make up the bulk of Proxy solicitors, are notified of the Annual Shareholders Meeting agenda and the steps to take in order to vote. Michelin reminds them in particular that the registered nature of Michelin shares provides constant liquidity during the Annual Shareholders Meeting.

Michelin goes even further, and, globally, bears the costs of routing financial reports to international institutional investors, thereby ensuring that a full disclosure is made and received as soon as possible before the meeting by its Shareholders.

Finally, Michelin believes it to be fair that Shareholders having held their shares for over four years – thereby demonstrating a long-term commitment and willingness to share the risk – wield greater influence over Group long-term strategy than others, and so grants them a double voting right. On the occasion of the Extraordinary Shareholders Meeting of May 2005, Michelin will submit a proposal to remove the current restriction as to nationality and so extend this double voting right to all longer term Shareholders.

Michelin's strategy

Remain the leader in innovation and quality of tire, suspension systems and related services.

Focus on high value-added growth segments.

Expand its positions in regions of the world with high growth potential.

Drive product innovation and lower fixed costs while increasing the Group's flexibility and productivity.

Financial objectives

A 10% operating margin in a normal operating environment* while maintaining a level of investment commensurate with Group ambitions and growth strategy.

Positive **free cash flow.**

Return on capital in excess of the cost of capital employed.


Managing Partners' Report

* ***What do we mean by "normal operating environment"?***
We mean tire markets growing at their average long-term rate of 2% to 3% a year against a background of stable raw material prices, currency exchange rates and interest rates.

2004

Michelin improved performance visibly in 2004 against a mixed economic backdrop. The Company has boosted innovation and firmed up selling prices while targeting growth. It has further expanded in Eastern Europe and Asia while improving its manufacturing efficiency and logistics. Although demand rose in the reporting period, particularly in the first half, external expenses cut deeply into earnings. Michelin's progress nevertheless reflected its ability to weather adverse conditions with renewed momentum and strong quality potential.



World tire industry and markets

Replacement accounts for three quarters of tire markets

The world tire markets total 80 billion dollars*: half of which equip passenger cars and light trucks, which require more than1 billion tires each year; one-third equip trucks, which use 140 million tires. With a relatively even geographical split among Europe, North America and Asia, tire markets are less cyclical than car markets because they are first and foremost replacement markets, accounting for 71% of volumes and 75% of sales. Michelin makes more than 70% of its sales to the replacement markets, which are growing by 2 to 3% a year. The tire industry is a highly concentrated one. Taken together, the three largest tire manufacturers, who occupy all market segments, account for 55% of the world market.


World tire industry

* *Please refer tc the "Michelin Fact-Book 2005", downloadable at www.michelin.com/corporate, for a detailed description of Michelin's markets and positions compared with its competitors.*



World market in volume by region (metric ton equivalent)

○ Europe	28%
○ North America	29%
● South America	6%
○ Asia/Oceania	30%
○ Africa/Middle/East	7%

Source: LMC 2004 & Michelin estimates



World tire market by product type

○ Passenger Car-Light Truck	51.0%
○ Truck	32.4%
○ Earthmover	6.7%
○ 2-Wheel	5.9%
● Agricultural	3.4%
○ Aircraft	0.6%

Michelin estimates



World tire market by manufacturer

○ Michelin	20.1%
○ Bridgestone	18.4%
● Goodyear	16.9%
○ Medium-sized players	25.8%
○ Local and niche market players	18.8%

Source: Tire Business – September 2004

and markets

Robust potential for long-term growth

Mobility is an integral component of economic and social development. Thus, the number of cars and trucks is expected to double by 2030, reaching 1.6 billion units. Over the next ten years, the world's car fleet is slated to grow by more than 20% to exceed 850 million units, and the truck fleet by close to a third to 190 million vehicles*. Similarly, by 2025, the distance driven in cars should increase 80% and heavy hauling will triple. The lion's share of the growth will occur in emerging markets.

Source: JD Power/ LMC

The 2004 world tire market grows moderately against a mixed backdrop

In Europe, the replacement "mass"* consumer tire market continued to retract in Passenger Car-Light Truck, down 5% in contrast with robust growth in the High Performance segment, up 11.7% in VZ, and the Winter segment, up 6.5%. The original equipment market recovered slightly, growing by 0.9%.

The Truck replacement market was hampered by the region's weak economy and higher fuel prices. However, original equipment sales of truck tires rose 15% on brisk demand from export markets.

In North America, the Passenger Car-Light Truck replacement market grew moderately. Sales of entry-level tires fell 4% while sales of High Performance tires rose 13.3% and those of 4-wheel drive vehicles rose 11.3%. Sales in the original equipment market declined slightly. On the other hand, Truck tires clearly benefited from a very buoyant economic environment. Sales of replacement tires rose 3.8% while original equipment sales soared 35%.

Among the emerging market countries, Argentina, Brazil and Chile saw strong growth rates in line with their economic turnaround. Growth was also brisk in Central and Eastern European countries, rising over 10% in the Performance and Winter tire segments. Sales of Truck radials rose more than 10%.

Asia and Oceania experienced widely diverging rates of growth in tire sales. The Passenger Car and Light Truck market saw double digit growth in China as radialization made further inroads. The passenger car original equipment market grew 15%, showing a clear dip compared with previous years. Mining activity was up sharply in Australia while both the original equipment and replacement markets in Japan were flat.

Entry-level tires

World tire industry and markets

The **Passenger Car-Light Truck market** accounted for a little more than half of the world tire market in value terms with nearly 1 billion tires sold, of which 71% were replacement tires. Replacement tire sales grow 3% a year in developed countries*, which equates to 700 million tires. They were up 9% in emerging markets** to 100 million tires.

The brands and distribution channels play a prominent role, particularly in mature markets, which are diversifying with the move to more upscale vehicles and motorits' demands for comfort and safety. High Performance tires with ratings of V speed or higher already account for 17% of the original equipment market and 9% of the replacement market. These figures are slated to rise to 22% and 13% by 2008. The Winter segment accounts for 12% of the world's replacement tire market alone and 24% of the European market. Sales of leisure tires (crossover, sports utility vehicles, 4-wheel drives and pick-up trucks) rose by about the same amount, with North America making up the biggest market.

*Western Europe, United States, Canada and Japan
**Eastern Europe, Russia, China, India, Brazil and Mexico


World tire industry

2004 Light Truck tire sales in millions of units sold

	Europe	North America *	South America	Asia	Africa Middle-East
Original equipment	92	79	9	105	7
Replacement	244	256	36	150	55

Source: Michelin estimates
USA, Canada and Mexico

Regional breakdown of the most buoyant Passenger Car-Light Truck replacement tire segments

	Europe	North America *	Asia	Total worldwide millions of tires
Performance (H, VZ)	45%	23%	25%	182
4-wheel drive & SUV	6%	80%	11%	106
Winter	68%	11%	21%	98

Source: Michelin estimates
USA, Canada and Mexico


and markets

The **Truck market** with nearly 140 million tires sold of which 85% were replacements is worth one third of the global market. Its growth works out to a long-term trend of 2% a year correlated to economic growth and heavy hauling. Radial truck tires have bright prospects in Eastern Europe, South America and in Asia, which alone accounts for 48% of the world market.

Truck tires are capital goods, and account for 3% of a truck fleet's operating costs on average. One's choice of a tire has a significant impact on fuel consumption, which, in turn makes up about 20% of one's operating costs. Customers in this segment are eager to optimize truck uptime and mileage costs. To them, the running cost per mile of a tire is a key consideration. For this reason, in Europe and North and South America, the retread market is particularly well developed since retread operations considerably extend the lifespan of the fleets' tires.

**Gradual shift from conventional tires to radial tires invented by Michelin.*

2004 Truck tire sales in millions of units (radial and bias)

	World	Europe	North America*	South America	Asia	Africa Middle-East
Original equipment	**21**	-	-	-	-	-
Replacement	**120**	**20.6**	**18.1**	**10.5**	**58.3**	**12.3**
Retread [1]	**58.5**	**7.4**	**18.2**	**9.5**	**21.4**	**2.0**

1 - Treads.
** USA, Canada and Mexico*
Source: Michelin estimates

Specialty tires accounted for more than 20% of the world market in value. While all are highly sophisticated products, cycle tires are consumer goods, unlike agricultural, earthmover and aircraft tires, which are genuine capital goods. There are significant growth opportunities for small and medium-sized earthmovers, machines for handling goods and for large agricultural machinery as well as for aircraft radial tires.

Tire distribution

In the Passenger Car-Light Truck segment, manufacturers mostly rely on distribution networks (some of which they control) for their sales. In Europe, specialist dealers account for a little over half of consumer sales, car dealers for more than one fourth and miscellaneous outlets (including auto centers) for the balance. The picture, however, varies widely from country to country. In North America, channels are more diversified, with independent distributors accounting for a little less than 50% of sales. Car dealers' share is marginal, although they are expanding into this business.

In Trucks, specialist dealers are the main distribution channel in developed countries, alongside direct sales to large fleets. Trends in this sector are for "truck side" maintenance services aimed at minimizing downtime.

Tourist guide markets are very competitive, marked as they are by increasingly diversified customer expectations, both as regards contents and information.

Electronic navigation services show great potential among consumers and professionals alike, whether they are used on mobile applications, like personal digital assistants (PDA) in Europe, or are built into the vehicle.

Passenger Car-Light Truck





7,948
7,457
7,527
02
03
04
Net sales
In € million: + 0.9%
7.6
8.9
9.6
8.9
9.7
00
01
02
03
04
Operating margin
Rose 0.9 point,
or its best performance
in the past five years
in the face of continued
external cost increases.

Porsche France delivered its first Porsche 911s (Type 997) to Porsche dealers on Michelin's Ladoux testing grounds. Porsche's new model is equipped with the new Michelin Pilot Sport tires.

Strategy

- **The quality of Michelin's research and its global dimension make the Company a strategic partner for car manufacturers. Original equipment sales allow Michelin to spread its technological innovations and to win consumers' loyalty at tire replacement time.**
- **In the Replacement market, the Group offers the Michelin brand, the global leader, plus a quality multi-brand portfolio aimed at meeting the varied needs of consumers and distributors. It expanded its range of services to consumers and strengthened ties with all of its distribution channels.**
- **Both in Original Equipment and Replacement tires, Michelin focuses on fast growing technical segments that offer high added value.**
- **In order to adapt its industrial strategy to its market strategy, Michelin boosted its productivity and flexibility while raising its production capacity to satisfy strong demand from emerging markets.**

No. 1 worldwide, Michelin, the preferred brand of consumers

18% of the world's Original Equipment and Replacement tires

72% of Michelin's Passenger Car sales are in Replacement

2004

Despite slow market growth compared with 2003 (with replacement up slightly and original equipment stable), Michelin posted Net Sales up 0.9% and sales down just 0.1% in volume terms although the dollar's and other currencies' depreciation against the euro eroded over half of its sales in this segment.
Operating margin rose 0.9 of a point to 9.7%, the Passenger Car-Light Truck segment's best performance in the past five years.

One of the highlights of 2004 was that the Michelin brand won market share in the Replacement market in all of the target segments in North America, Europe, Japan and in high-growth markets like China.

A targeted growth strategy that delivers sustainable results

A winning targeting strategy for replacement tires

In Europe, total sales for Passenger Car and Light Truck tires were in line with market growth. However, sales rose much faster in the Winter, High Performance and Leisure segments. The increase was matched by stronger market positions for the Michelin, Kleber and BFGoodrich brands. The superior quality of the Group's products was behind the resounding success of Winter tire sales in Europe, particularly in Germany, in Eastern Europe and in Scandinavia. ADAC* awarded the Michelin Alpin brand three stars for the third consecutive year, and the Michelin X-Ice product line was successfully launched. The clear progress made in the supply chain as well as well-orchestrated distribution initiatives were also contributing factors.

**Allgemeiner Deutscher Automobil Club.*

Passenger Car/Light Truck (Change in number of tires) sold 2004 / 2003	Total	Number of Replacement tires	Replacement Market	Number of Original Equipment tires	Original Equipment
Total	**(0.1%)**	**+ 1.8%**	**NA**	**(4.7%)**	**NA**
Europe*		**=**	**+ 3.3%**	**+**	**+ 0.9**
North America**		**-**	**+ 1.6%**	**- -**	**(0.5)**

** Western and Eastern Europe (excluding Community of Independent States).*
*** United-States, Canada and Mexico.*
"=" : performance +/- 0.5% compared to the market.
"-" : performance between - 2.5% and - 0.5% compared to the market
"--" : performance > - 2.5% compared to the market
"+" : performance between 0.5% and 2.5% compared to the market
"++" : performance > 2.5% compared to the market.

In North America, Michelin and BFGoodrich's sales in the Sports and Leisure (SUV, Recreational), 4x4 and High Performance segments rose considerably in an overall market marked by weak 1.6% growth, at the expense of certain private brands as Michelin took a selective approach in close consultation with the Group's retail sales partners.

In China, Michelin built awareness of its flag brand and won market share in a buoyant replacement market.

Fine-tuned Original Equipment market share

Sales rose 0.9% in Europe in a nearly flat market. This followed three years of downsizing and shows that Michelin considers that its respective market shares in Original Equipment and Replacement tires have struck a suitable balance.

This is not yet the case in North America, where the market contracted slightly (0.5%) and where Michelin selected business opportunities based on return on investment, even where this meant losing some opportunities in terms of sales volumes.

Lastly in Asia, ambitious partnerships are being developed with world-class OEMs based in China, Korea and Japan.

Michelin PAX System comes as original equipment on the Honda Odyssey Touring series, one of North America's most mini-vans.



An incomparable grip, a new look and top performance are all attributes of the new g-Force Profiler, BFGoodrich's high performance tire.



World

Since the first J.D. Power and Associates consumer satisfaction surveys in 1989, Michelin has walked away with 41 of J.D. Power and Associates' highest awards for its Original Equipment tires and 21 for its Replacement tires in 8 countries around the world.

Hungary

The Nyiregyhaza plant will produce Passenger Car tires. This additional capacity will supplement the Group's overall capacity to satisfy the strong market growth in Central and Eastern Europe.

Clear rise in operating margin

The significant advances made in Europe and Asia, the latter raising its operating contribution by 80% over 2003, more than offset the decline recorded in North America, due mainly to the weaker dollar and increased raw material costs.

All told, the Passenger Car-Light Truck business reported one of its best performances ever, with a 9.7% operating margin. This clearly comes as proof that Michelin's strategy works and is capable of cushioning the currency and raw material price changes through fair product pricing and tight cost control.



The Michelin brand enjoys the best "brand equity"* in China: With a brand recognition score of 70% and a quality score of 9/10, "the brand equity" comes to 6.3. Far behind, its biggest competitor scored 4.5.

*Brand awareness

Michelin XM1, which was introduced in Asia in 2004, is one of the best balances ever struck between performance, safety, durability and energy savings.

Michelin X-Ice is the world's leading brand of Nordic winter tires. The range can handle any road condition ranging from ice and snow to wet or dry pavement. They match conditions in all three continents where they are sold.



Europe

In 2004, Michelin was certified by PSA for use on the Peugeot 307 and 407 models, by Citroën to equip its latest C6 and C4, by Audi to equip its latest A3, A4 and A6, by BMW for its new series 1 and 3, by Mercedes for its new Class A et SLK, to name a few.

Indonesia

Michelin and PT Gajah Tunggal Tbk, ASEAN's* biggest tire maker, entered into a strategic partnership for industrial and commercial cooperation with Michelin buying a 10% equity stake in GT.

*Association of South East Asian Nations.

Truck


3,944
3,969
4,221
02
03
04

Net sales
in € million: + 6.4%


12.3%
13.1%
13.0%
02
03
04

Operating margin
down 0.1 point

In the United States, the Michelin X One tire was awarded the prestigious "SAE Environmental Excellence in Transportation Award" by the Society of Automotive Engineers.

Strategy

The Group intends to increase the Michelin brand's technological edge in Original Equipment and Replacement tires and also for retreads. To this end, it has developed close partnerships with the major fleet operators, vehicle manufacturers and distributors. Michelin's Euromaster and TCI tire distribution networks have contributed to the segment's growth and bottom line through increased product sales and by leveraging services.

The Group offers comprehensive solutions by pairing its products with service. This enhances customers' ability to compete by making their vehicles more available and mobile at the best price. The IT systems used to this end measure the gains achieved by the solutions chosen.

Michelin has undertaken a major initiative to increase the critical size and competitive edge of its facilities, improve the performance of its supply chain and raise its production capacity in emerging countries.

No. 1 Worlwide, and leader in high-tech tires

30% of world Original Equipment tire market

19% of world radial Replacement tire market

2004 was a good vintage

• Against a backdrop of generally favorable market conditions, volume sales rose 3.9% and Net Sales were up 6.4% despite an unfavorable currency effect. Original Equipment volume sales rose 9.6% while Net Sales of Replacement tires were up 5.3%.
The stabilization of the Truck segment's operating margins shows that this business, which is more sensitive to the fluctuations of the dollar and of natural rubber prices, can absorb major external shocks.
This performance was due to a range of factors including commercial success in the Replacement markets, an improved product mix, price increases, new distribution partnerships and growth of Group retread operations.

• The Group increased its market shares in Europe and North America while meeting its commitments to truck manufacturers, despite strong supply pressures. The Truck segment enjoyed brisk growth in South America and is headed in the right direction in the principal markets of Asia. An exception was China, where a new law on vehicle loads created a temporary obstacle for Michelin's sales growth.

Adding to positions in Europe

• In the Replacement tire markets, the Group won additional market share and continued to improve its product mix in Western Europe, which benefited the Michelin brand in particular as well as the most technologically advanced products such as low profile tires and Anti-Splash Deflectors. The quality of Michelin's Fleet Solutions service persuaded some new major operators such as Euroleasing and DHL in Germany to come on board. Michelin strengthened its leadership position in the retread business as net sales rose 3.9%. In Central and Eastern Europe and in Russia, the Group's sales rose considerably with market share gains in targeted segments.

Truck (Change in number of tires sold) 2004/2003	Total	Number of Replacement tires [a]	Replacement Market	Number of Original Equipment tires	Original Equipment Market
Total	+3.9%	+ 2.7%	NA	+ 6.6%	NA
Europe*		+	(0.5%)[b]	- -[c]	+ 15.0%[d]
North America**		++	+ 3.8%	- -	+ 35.1%

** Western and Eastern Europe (excluding Community of Independent States).*
*** United-States, Canada and Mexico.*

a New tires
b Western Europe
c Power Unit + trailer sales
d Power Unit market

See the + and – sign correspondence table page 29

○ In an original equipment market that grew by 15%, Michelin did not fully satisfy additional demand from truck manufacturers so as to ensure that it had sufficient supply to serve the replacement market. The Group consolidated its advanced partnerships with RVI Scania and Man, who want to introduce major innovations like the Michelin X One.

○ In the face of significant increases in raw material costs, the price hikes had to be passed on to the original equipment and replacement tire markets.

Very good performance in the United States, Canada and Mexico

○ Sales of replacement tires rose in volume terms and the Group increased its market share among the major road hauling fleets. It won or renewed some big contracts for equipment maintenance and services with such large companies as Yellow Roadway, GE Capital Penske, Coca Cola, Schneider Electric or Waste Management. The February and August price increases were accepted by the market, which in turn was buoyed by the heavy hauling sector.
In the United States, the commercial success of the Michelin X One extra large tire was established in 2004 as it became the benchmark for the market. In retreads, the Group made further significant progress and the Michelin Retread Technologies process was adopted by a growing number of distributors and the Group also won significant market shares through its network comprising 46 production plants in 2004.

○ In original equipment, the market enjoyed record growth of 35%, which Michelin only chose to match in part, so as to continue to meet the demand for replacement tires.



In order to take on the rain and snow of Europe's roads, the new Michelin XDN 2 Grip delivers long, even wear combined with superb traction throughout the life of the tire.


radiance

The Radiance, a concept truck unveiled by Renault Trucks at Hanover, is equipped in front with Michelin Anti-Splash Energy tires and with Michelin X One Energy in the rear. A flurry of innovations!



The Netherlands

Vos Logistics chose the Michelin X One, which is the sole replacement for the dual tires for 116 new long haul power units fifth-wheel tractors. The result is lighter, more cost-efficient and safer trucks.

United States

Yellow Roadway is expanding its collaboration with Michelin in tire maintenance and retreads. The Group will supply more than half of the 450,000 tires and retreads used by this fleet every year.

Continued growth in other regions

Radial tire sales continued to rise sharply in South America and Asia.

- Michelin expanded its network of distributors and franchisees specializing in retreads in South America and benefited from the dynamics of economic recovery in the region, with sales up in Brazil, Argentina and Chile.

- In Asia, Michelin launched its solutions approach in Japan where it started an around-the-clock repair service in 2004. Business improved in Thailand and Korea, but in China, the Group's sales growth was hampered by the sudden introduction of a law on vehicle loads. In India, where the heavy hauling and distribution markets are still highly fragmented, Michelin began to market radial tires in partnership with Apollo Tyres.

Healthy operating margin

At 13%, the operating margin has shown a good resistance to outside pressures. This improvement stems mainly from the Truck segment's ability to cut its operating costs and raise prices to absorb the impact from continuing increases in raw material costs. Michelin's plants were able to contain their production costs while operating at full capacity, and this, despite strong inflationary pressures in the areas of energy, payroll costs and fringe benefits. Overhead costs also declined in 2004.

Michelin is the only manufacturer to retread its own tire casings to make them just like new. Michelin RemiX restores new performance to Truck tires.



Brazil

Michelin invested 98 million dollars* to expand its production of Truck tires in Brazil by 40%, where it is No. 1 in radial tires.

** The investment will be staggered over the 2004-2006 period.*

India

The Group has begun to sell radial tires to the Indian market in the framework of the Joint Venture with Apollo Tyres Ltd, India's largest tire maker for trucks and busses.


Specialty tires


4,637
4,859
4,846
02
03
04

Net sales of Other businesses*

in € million: - 0.3%
Excludes inter-sector sales

** Specialty tires, Wheels, Distribution, Publishing, ViaMichelin and Michelin Lifestyle.*

Michelin Pilot Power is the leading hypersport motorcycle tire that stems directly from the Motorcyle Grand Prix.

Strategy

- The Group is implementing a growth strategy focused on the most technical segments in each market, where Michelin is very often the leader. It is developing strong partnerships with manufacturers.
- In Earthmover, Michelin has bright prospects for very large tires due to the low degree of radialization in the fork-lift and earthmover equipment markets.
- In the Agricultural sector, the Group is developing solutions that enhance crop yields while preserving the soil.
- In 2-Wheel, Michelin is strengthening its positions through offering quality combined with technical innovation.
- In Aircraft, Michelin contributes to enhanced safety through the introduction of radial technology.
- The reorganization of the Wheel business was conducted smoothly and in a timely fashion.

World No. 1
in surface mine Earthmover radial tires

Europe's No. 1
in Motorcycle and Agricultural tires

World No. 1
for Aircraft radial tires

Sales and earnings up sharply in 2004

- Volume sales of Specialty Tires rose 8.3% against a backdrop of overall market expansion. Thanks to strong earnings from Earthmover, Agricultural and Motorcycle tires, the segment's operating margin was up sharply.
Sales of tires for heavy earthmovers grew very sharply. Demand for tires for agricultural equipment proved to be better than forecast in Europe and the United States. The market for motorcycle tires was particularly buoyant in North America, growing by 10%. In Aircraft, however, the euro's appreciation put a damper on Michelin sales.

- Among the highlights, the Group broke its production records in Earthmover tires and reported clear successes with two innovative products: Michelin XeoBib based on new Ultraflex low pressure technology in the agricultural sector and the new Michelin Pilot Power for motorcycles. For the next generation of Airbus, A 380, Michelin developed very high resistance tires boasting radial technology.

Production of Earthmover tires sets a record

The Earthmover (large vehicles used in mining, construction, materials handling, etc.) markets grew by double digits in Original Equipment. In Replacement tires, demand was also strong, though less so in Europe. Michelin broke all of its production records, but as was the case with the industry, this was not enough to fully satisfy the exponential demand in the mining market, Original Equipment and growing segments like construction, port vehicles and materials handling equipment in general.
Sales rose 10% in volume terms, but were eroded by the weakening dollar. Since 60% of Group sales were made in dollars, while 60% of the production is located in Europe. Price increases were needed owing to the raw material price, especially for natural rubber. Most of the contracts with the world's main manufacturers of construction machinery and mining vehicles were renewed for 2005, with price increases linked to inflation and external costs.

Agriculture gained market share in North America

Following a year impacted by drought in Europe, the agricultural sector recovered sharply in 2004. Brisk demand in the United States and in Europe, particularly for Original Equipment, drove volume sales, thus putting considerable pressure on production capacity.
In North America, radial tires continued to gain ground in line with Michelin's market share gains in Original Equipment and Replacement tires.
In Europe, strong demand for Original Equipment prevented the Group from significantly bolstering its positions in the Replacement market.
The XeoBib low pressure line, which matches low compaction of agricultural soils with optimal road capacity, enjoyed a successful launch.
In addition to the Michelin brand, which targets the high-tech, high value-added segments, the product line's offering leverages the BFGoodrich and Kleber names, which enjoy strong brand recognition as well as other national and local brands.

Strong growth in motorcycle tires topped by resounding success of Pilot Power

The motorcycle replacement markets enjoyed healthy 10% growth in the United States while rising a respectable 3% in Europe. In this supportive environment, the new Pilot Power product line was enthusiastically received by the market to quickly become segment leader. This enabled Michelin to strengthen its positions on the high-end tire market for sports motorcycles. In the wake of successful reorganizations in production, marketing and distributor relations, Michelin's motorcycle tires now enjoy encouraging prospects. In contrast, however, the situation is far more difficult on the bicycle tire market, hit by intense competition from Asia. Michelin is focusing its efforts on the more technical segments like mountain and racing bicycles.


LIEBHERR

Michelin introduced its new giant tire, the 56/80 R 63 XDR at the 2004 MINExpo at Las Vegas. As the newest arrival to the line aimed at oversized dumpers, this tire measures 4 meters in diameter, is 1.425 meters wide and weighs 4.9 metric tons.



World

Michelin is the exclusive supplier of tires for the A340-500/600 and the largest supplier of tires for the A380.

Europe

In recognition for their expertise in agricultural tires, independent dealers that provide their customers with top notch products and services will sport the Michelin Exelagri label.

Aircraft handicapped by the depreciating dollar

Tire volume sales rose slightly on a recovery in commercial aviation. However, earnings were disappointing against a backdrop of a falling dollar, and continuing financial difficulties for several airlines. Although over 60% of the commercial aircraft built worldwide in 2004 were equipped with radial technology, where Michelin is the leader the overall radialization rate is still low. This strong demand put pressure on the Group's supply capacity.

Among the new contracts awarded to Michelin in 2004, the one to equip the extra wide-bodied Airbus A380 which is fitted with 20 tires, deserves special mention. Combining robust strength with light weight, they reduce the aircraft's total weight by 360 kg.

Successful reorganization of the Wheel business

Volume sales rose as a result of a sharp increase in demand for Truck wheels from European manufacturers in spite of an eroding market for steel passenger car wheels. Strict cost controls and the transfer of production from Spain's Aranda plant to France's Troyes and Germany's Solingen facilities bore fruit.

Michelin XeoBib is the largest and only agricultural tire to operate at a constant low pressure at any speed, both in the field or on the road.

In 2004, Julien Absalon became World Champion and an Olympic Champion using Michelin tires from the 2005 mountain bike line.



Michelin developed a tire that can carry a 33-ton load at a speed of 378 km/h for the A380, at a very reduced weight.

Distribution


EUROMASTER

During 2004, all of Viborg's sales outlets adopted the Euromaster banner.

Strategy

■ Company-owned distribution is of strategic importance. It boosts the performance of the Passenger Car–Light Truck and Truck activities in terms of growth and return on investment, particularly in mature markets. It drives sales, grows market share and leverages the Group's products through service. It also serves as a tool to gain a better understanding of markets and trends.

In order to improve the direct contribution from these activities, the Group undertook a major reorganization program in Europe with priority given to expanding services, notably with heavy and light vehicle fleets.

■ 2004 ushered in a vigorous cost control program and saw the completion of Euromaster's integration of Viborg's European distribution network, acquired in 2003.

Ambitious turnaround program for Euromaster

Euromaster completed the integration of 465 Viborg sales outlets, mainly located in Germany, Europe's biggest Replacement tire market, and in Denmark. Aggregate sales remained unchanged. Priority was assigned to turning around the new entity's operating results.

Significant improvements were made in cost cutting, inventory management and customer credit, but the picture remains mixed depending on the country. Performance improved in France, particularly due to expanded value-added products and services provided to passenger car fleets.

The overall portion of Michelin's brands grew as a percentage of Euromaster's sales in Passenger Car and Truck tires.

Transition year at TCI

Sales and operating earnings at Tire Centers, which has more than 160 sales outlets in the United States, did not meet Michelin's expectations. However, its good geographic coverage and Michelin Retread Technologies' retread production capacity were a powerful draw for major U.S. heavy hauling fleets, which chose Michelin as their principal supplier in 2004. In Passenger Cars, where TCI operates chiefly as a wholesale supplier to independent dealers, sales held up well, and three new centers were added to the network.

Europe

With 1,700 sales outlets, Euromaster is Europe's biggest tire distributor.

World

Over and above Company-owned distribution, Michelin develops independent tire distribution networks that share a hallmark banner, such as the TyrePlus. In China, 100 stores sport the TyrePlus name and in Russia, 50. Tyreplus is also expanding in Thailand and Australia.


4,637
4,859
4,846
02
03
04

Net sales of Other Businesses*
in € million: - 0.3%
Excludes inter-sector sales

** Specialty tires, Wheels, Distribution, Publishing, ViaMichelin and Michelin Lifestyle.*

publishing and mobility enablers


22 Mph
230 yards
A4201/Piccadilly Circus
Kirrio

Used with a GPS antenna, ViaMichelin Navigation's voice guided software converts your PDA into a full-fledged navigation system.

500 English and Irish pubs and "good food-pubs" are featured in the new guide, Eating out in Pubs.

Published in five languages, the first Michelin Coups de Cœur Italy guide invites you to discover hotels and agrotourism destinations for less than 100 euros.


MICHELIN
eating
pubs
MICHELIN
Alberghi & agriturismi a meno di 100 €
ITALIA

Strategy

Tourist publications support Michelin's brand image, and they help make it a part of consumers' daily lives. In the medium term, ViaMichelin has a major role to play in this approach through its digital navigation services, which enjoy increasingly bright prospects.

In a poor travel environment, Michelin's publishing operations increased their market shares. ViaMichelin maintained its strong growth momentum, with both sales and earnings ahead of targets.

Michelin Edition des Voyages: aggressiveness and creativity

In a lack-luster tourist industry, net sales at Michelin Travel Publications declined by almost 3%. Nevertheless, editorial skills and creativity enabled market share to be maintened or even increased.
Several products were introduced including the Guide Michelin Austria, which was first aimed at the German market, the Eating Out in Pubs dining guide in Great Britain, and Escapades autour de Paris and Paris Enfants, both part of the Michelin Green Guide's *Thematic Collection*. In mapmaking, tourist routes were added to the spiral bound Atlas France. Among the publishing successes, we can cite Michelin Coups de Coeur France, Germany and Italy, The Guides Gourmands which cover 13 regions of France and the roadmaps centered on driver safety. Michelin Editions des Voyages also is unveiling the new Michelin Voyager Pratique collection, which comprised 11 guides when first offered for sale in March 2005.

Similarly, the Company continued to reduce its manufacturing and distribution costs and improve its inventory management by working together with professionals in the publishing field.

ViaMichelin ahead of its business plan

ViaMichelin's is clearly Europe's leading travel-related website. The number of hits rose 50%, which has had a considerable effect on advertising revenue and online sales. The navigation software for personal digital assistants (PDA) was very well received. The pan-European deals entered into with PalmOne and Hewlett-Packard helped contribute to nearly doubling net sales. Other activities also posted strong growth rates: ViaMichelin supplies Mercedes Benz Accessories with on-board navigation CD-Roms adapted to Blaupunkt platforms and sold through dealers throughout Europe. ViaMichelin also makes CDs for Becker Platforms and supplies the Siemens-VDO C-IQ system (content on demand). In mobile telephony, ViaMichelin's services will now be available through a new operator, the Italian Wind. Although ViaMichelin improved its operating income in 2004, it has not yet reached breakeven.

Europe

The www.viamichelin.com website, which has 15 million hits a month, has been the biggest travel site in Europe* since October 2004.

**Source: Panel Nielsen//Net Ratings.*

Austria

The new Michelin Hotels and Restaurants Austria Guide is the latest addition to the European collection, which now has 12 titles.

France

The new spiral-bound Michelin Atlas-France now offers an additional 50 car routes to take on France's most beautiful roads.

Strategy

● **Michelin is a world-class brand as measured by brand awareness, synonymous with state-of-the-art technology and quality. To leverage this valuable asset and increase its consumer appeal, the Group is expanding its new global product line, put on the market under Michelin's supervision and through licensees.**

Michelin Lifestyle's mission is to develop these new Michelin products, which fall into three major categories:

- **useful products associated with automobiles and motorcycles,**
- **sports, leisure and working clothes and equipment,**
- **personal accessories, gift articles and collectibles embodying the Michelin culture and history.**



Following its success with tennis shoes developed with Babolat, Michelin entered on the safety shoe market in North America and Europe.

Michelin Lifestyle

○ ***Quick and easy to install, the new Michelin bike rack is one of few that meets the ISO 15263-4 European safety standard.***



Automotive accessories a success

Well ensconced in specialized retail outlets, sales of automotive accessories continued to mount, particularly snow chains and tire pressure gauges, jacks, wipers and safety products and accessories for the passenger compartment. The product range was expanded and several new products received very positive media coverage, such as the Michelin brand bicycle racks and footpumps.

Promising prospects in sports and leisure

In the area of safety equipment, the launch of Michelin safety shoes in Europe and North America and the launch of individual protection gear in Europe were successful. These were made in the wake of the tennis shoes launch featuring a Michelin sole designed jointly with Babolat, a world-class tennis racket manufacturer.

The outlook for growth appears to be good in the sports and leisure areas, where a number of projects with potential partners are in the pipeline. A Michelin Innovation agency was set up to expand the range of apparel, personal accessories and equipment for sports and leisure.

World

By year-end 2004, the Michelin Lifestyle catalog contained 450 products sold in more than 15,000 sales outlets in some 34 countries.


Financial Statements
at December 31, 2004

2004 Group earnings analysis

Michelin reported significantly improved results in 2004, despite the somewhat mixed market conditions and major changes in raw material costs and exchange rate factors.

Sales up 6% at constant scope and exchange rates

At €15,689 million, net sales were up 2.1% and 6% at constant scope and exchange rates. This increase was due to the following factors:

- a 2.7% rise in sales volumes
- a positive 3.2% price/mix effect at constant exchange rates as a result of further product mix improvements and price increases across all markets and regions;
- a negative exchange rate effect, due mainly to euro appreciation against the dollar;
- a negative 0.4% scope effect due partly to the consolidation by the equity method of Michelin's jointly-controlled subsidiary Eurofit1*, which was previously fully consolidated, and partly to the consolidation of Viborg's results for a full twelve months in 2004 compared with only nine months in 2003.

Against the backdrop of mixed market conditions described at length in this report, the modest growth in sales volumes does not to fully reflect the continuing improvement in the quality of the Group's growth, which focuses on profitability rather than volume. This quality is reflected in a very tangible manner in the improvement in Michelin's profitability, not only through an increase in the market share of the Michelin and BFGoodrich brands, but also through the successes recorded in the target segments (top-of-the-range and winter tires) and in Truck and Specialty Tires. Since the emerging markets targeted by the Group have continued to grow, Michelin enjoys a favorable environment in which to prepare for the future.

Operating income up 13.6%

At €1,299 million, operating income improved significantly. Operating margin, at 8.3%, was up 0.9 point on 2003.

In 2004, Michelin had to face the continuing strong increase in its external costs, resulting in additional costs of €452 million as compared with 2003, i.e. 3.1 margin points. Raw material costs rose by 11% in 2004 at constant exchange rates and since 2000, the aggregate increase has been more than 40% and represents additional costs of nearly €750 million. The improvement in the price/mix in 2004, as during the previous years, reflects the success of the targeted growth strategy and price increases implemented by the Group. At the same time, the efforts to control costs and improve productivity have enabled Michelin to more than offset these additional costs. In four years, they have resulted in a total increase in operating income of more than €770 million.

In addition, the protection traditionally provided by the well balanced geographical split between the Group's sales and production operations limited, as in 2003, the negative impact of a further 9% rise in the euro against the dollar, which further reduced operating income by €38 million.

The changes in consolidation scope referred to above had a very slight 0.2 point negative impact on operating income.

In the wake of its achievements in 2003, Michelin thus showed its ability to improve its "ground clearance" in an economic environment that remained difficult. From a geographical point of view, it should be noted that the Group reported operating profits in all regions: Europe, North America, South America, Asia, Africa and the Middle East.

2004/2003 net sales changes in € million

	2004	%	Q1	%	Q2	%	Q3	%	Q4	%
Total	**319**	**+ 2.1%**	**+ 144.3**	**+ 3.9%**	**+ 328.5**	**+ 8.9%**	**+ 42.0**	**+ 1.1%**	**(195.8)**	**(4.6%)**
Exchange rates	(502)	(3.3%)	(186.4)	(5.1%)	(77.9)	(2.1%)	(123.1)	(3.2%)	(114.2)	(2.7%)
Volumes	+ 394	+ 2.7%	+215.7	+6.3%	+212.6	+5.9%	+11.5	+0.3%	(45.3)	(1.1%)
Price/mix	+ 487	+ 3.2%	+62.7	+1.7%	+112.0	+2.9%	+116.4	+3.2%	+195.5	+4.9%
Scope	(61)	(0.4%)	+52.3	+1%	+81.8	+2%	+37.2	+1%	(231.7)	(5.5%)

**Eurofit: a subsidiary owned jointly with Continental AG whose business involves tire/wheel assembly for car and truck manufacturers.*

Factors impacting margin from 2000 to 2004


1,162
2000 operating income
Exhange rates
(148)
Scope
(173)
Raw Material
751
437
Productivity (sharp rise of the other costs)
772
Price/Mix
1,299
2004 operating income

Each business segment contributed to the improvement in operating income

The improvement in the Group's operating margin reflected progress achieved across all business segments. The upturn in the "Other Businesses" is especially remarkable, with an increase of 1.4 point over 2003, or the highest growth in margin since 2000.

• Passenger Car-Light Truck

Although net sales for this segment remained stable at current exchange rates, operating income rose by 10.1% to €731 million. At 9.7%, operating margin was 0.8 point higher than in 2003 and, during the first half of the year, crossed the 10% mark for the first time to reach 10.4%.

Against the backdrop of mixed market conditions and significant increases in raw material costs described above, the strong operating performance achieved by this segment was due mainly to the following three factors:

- additional improvements in the quality of the product mix (top-of-the-range, Winter, etc.), the brand mix (to the benefit of the Michelin and BFGoodrich brands at the expense of the other brands) and in the balance of sales as between Original Equipment and Replacement, both in the developed markets and in the emerging markets;
- a firm price policy, which offset the rise in raw material costs;
- the continuing efforts made, in the West as well as in the East, to improve industrial efficiency.

• Truck

Proportionally more exposed than other segments to sharp rises in raw material costs, the Truck business line was, as in 2003, able to anticipate and introduce timely price increases across all of its markets. Although it slowed significantly during the second year-half, demand remained buoyant in all the North American Original Equipment and Replacement markets, as in the European Original Equipment market. The Michelin brand also made significant progress in the European and North American Replacement markets and so did Retreading markets. The higher than expected surge in Original Equipment demand created some imbalance between Original Equipment and Replacement and owing to some capacity constraints, Michelin was not able to seize certain market opportunities.
Against this backdrop, the Truck business line was nevertheless able to maintain a high profit level: at 13%, operating margin was stable compared with 2003 (13.1%) and operating income increased by 5.2% to €548 million.

• Other Businesses

Operating income from "Other Businesses" improved significantly – from a loss of €42 million in 2003 to a profit of €20 million in 2004. Operating margin rose by 1.4 point to 0.4%. This initial improvement is a clear sign of the upturn across all components of this segment and the trend should be confirmed in the years to come.

Specialty tire operating income improved appreciably. The main reason for this improvement was the significant efforts made in the Earthmover business: cost control and a firm stance on selling prices despite a still-adverse currency and raw materials situation. Another decisive contribution to this improvement was the success in the areas of top-of-the-range agricultural tires and motorcycle tires. Concerning the other operations, ViaMichelin posted a strong increase in net sales.

Although still loss making, the controlled Distribution operations demonstrated new momentum: an improvement in their intrinsic performance, with a substantial upturn at Euromaster, particularly in Germany where the former Viborg network is now fully integrated, and through greater strategic and operational ties with the tire businesses, both Passenger Car-Light Truck and Truck, both in Europe and in North America.

In the Wheel business, the corrective action taken bore fruit. The planned disposal to the family-owned German group Mefro, which was announced in mid-February 2005, would, moreover, give this long-established enterprise a potential for growth as the new group would thus become the leading European wheel manufacturer.

In order to better reflect the segmentation of its industrial and commercial organization and to project a more consistent picture of its value-added chain, Michelin has improved the presentation of its sector information as from 1 January 2005 by grouping the tire distribution activities within the main production operations. At the same time, a "Specialty Businesses" reporting segment has been created by grouping the other operations: Specialty tires, Wheels, Editions des Voyages, ViaMichelin and Michelin Lifestyle.
More detailed information about these changes is given in the bookmark of this report.

Operating Income: year-on-year change by business segment (in € million)

	Operating Income					Operating Margin (as a % of net sales)	
	2004	% of total	2003	% of total	2004-2003	2004	2003
Passenger Car-Light Truck	731	56.3%	664	51.1 %	+ 10.1%	9.7%	8.8 %
Truck	548	42.2%	521	40.1 %	+ 5.2%	13.0%	12.4 %
Other Businesses*	20	1.5%	(42)	(3.3 %)	(146.6%)	0.4%	(0.9 %)
Total Group	**1,299**	**100.0%**	**1,143**	**100.0%**	**+ 13.7%**	**8.3%**	**7.4%**

*The Other Businesses include Specialty Tires, tire Distribution, Ground Linkage Systems, Wheels, Publishing, ViaMichelin, Michelin Lifestyle and miscellaneous operations. All account for less than 10% of Consolidated Net Sales. The level of profit expected from these operations are below that of industrial operations.

Cost control and continuing commitment to research

At 31%, gross margin was down slightly on 2003. This decline flowed from a slight increase in cost of sales, due, in particular, to the rise in raw material costs. However, the 2.7% reduction in selling and administrative costs and overheads compared with 2003 is evidence of the significant efforts made by the Group to control costs since these costs are mainly denominated in euros, and did not benefit from the weakening of the dollar against the euro.

Emphasis on cost control did not reduce Michelin's commitment to R&D

At 4.3% of net sales, R&D expenditure remains among the highest in the tire industry. In 2004, Michelin spent €674 million on R&D. The 5.1% reduction on 2003 reflects the impact of exchange rate movements, but also demonstrates the Group's intention to continue its policy of a rational allocation of the amounts it devotes each year to technology and innovation as well as natural changes to do with the lifecycle of the projects. This significant and continuing investment demonstrates in a very tangible manner the resources allocated to one of the Group's main strategic goal: remaining the most innovative player in the tire, suspension systems and mobility assistance services sectors.

Table of comparison of earnings by function
in € million

	2004	%	2003	%
Net sales before tax	**15,689**	**100**	**15,370**	**100**
Cost of sales*	10,819	69.0	10,559	68.7
Gross Margin	**4,869**	**31.0**	**4,811**	**31.3**
Commercial and administrative costs and overheads	3,570	22.8	3,668	23.9
Operating Income	**1,299**	**8.3**	**1,143**	**7.4**
Net income	**527**	**3.4**	**329**	**2.1**

*The cost of sales includes logistics and research expenses.

Table of research and development spending
in € million

	2004	2003	2002
Research and Development spending	674	710	704
As a % of net sales	4.3%	4.6%	4.5%
Change	(5.1%)	+ 0.9%	+ 0.3%
Year-on-year net sales change	+ 2.1%	(1.8%)	(0.8%)

Net income up 60% at €527 million (€515 million Group share)

∘ Net interest income/loss for 2004 was a net loss of €213 million. This represented a 5.2% improvement on the previous year, due chiefly to exchange rate movements and the reduction in the Group's debt: the average cost of debt fell slightly to 6% compared with 6.1% in 2003.
∘ The €206 million net non-recurring expense, compared with net non-recurring income of €19 million in 2003, comprised mainly:
- restructuring provisions amounting to €55.3 million (compared with €192 million in 2003), including €21.3 million in respect of the early retirement plan (Plan de Retraite Progressive: PRP) implemented in France during the first year-half;
- a €108 million provision for the potential capital loss on the planned disposal of shareholdings in the companies that make up the Wheel business;
- €16 million "transition costs" in connection with the agreement signed in August 2004 with the United Steel Workers Of America (USWA) trade union concerning the Uniroyal Goodrich plants in North America.

• At €315.8 million, Group tax increased in absolute terms, but the effective average tax rate fell significantly, to 37.5% compared with 44.3% in 2003. This improvement resulted from a better balance between profit-making and loss-making companies, as well as the favorable impact of tax credits in respect of research expenditure from which the Group benefited in France and Spain.
• Net income therefore amounted to €527 million, up 60% compared with €329 million in 2003. Net income Group share stood at €515 million against €318 million the previous year. The main minority interests relate to the Group's subsidiaries in Thailand and China.

A strengthened balance sheet structure

Additions to property, plant and equipment and intangible assets of €1.1 billion.
Additions to property, plant and equipment and intangible assets, excluding those acquired through company acquisitions, totaled €1.1 billion, in line with the target set. They accounted for 7.2% of net sales and remained stable as compared with 2003. Michelin thus continued in 2004 to invest in a sustained manner with a view to achieving its strategic goals and improving the performance of its industrial plant and machinery.

In addition to investments aimed at adapting its factories to market trends, the Group made investments to improve the productivity of its European and American factories, and modernize them to ensure their long-term future as well as to increase production capacity, mainly in the emerging countries with strong potential for growth.

Limited financial investment

In 2004, financial investment was limited to the acquisition of minority interests. Michelin thus acquired a 10% stake in the main Indonesian manufacturer and leader in the ASEAN region, Gajah Tunggal, for USD 25 million. At the same time, the Group acquired a 14.9% stake in Apollo Tyres, for a price approaching USD 30 million. Michelin and Apollo Tyres, the leading truck tire manufacturer in India, entered into an agreement in 2003 to set up a joint venture in the truck radial tire market.

ASEAN: Association of South East Asian Nations. A free-trade area of the main South-East Asian countries; Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Thailand, Singapore and Vietnam.

Stable working capital requirement*

Down €21 million, working capital requirement stood at 26.6% of Net Sales, at current exchange rates, against 26.9% the previous year.

Net inventories stood at 18.2% of Net Sales, compared with 18% a year ago (and 17.6% at constant exchange rates). This increase resulted mainly from the strong rise in raw material costs. The increase in the value of finished product inventories resulted solely from raw material cost increases, thus demonstrating the Group's effective control of its supply chain.

At constant exchange rates, customer receivables were down 0.4 point to 18.6% of Net Sales. As part of its routine financing operations, Michelin implemented a receivables securitization program which amounted to €675 million at December 31, 2004. Since such securitization operations were carried out via special-purpose vehicles, the customer receivables sold and the finance obtained continue to be included in the Group's balance sheet.

** Working capital requirement = inventories plus work-in-progress + trade receivables – trade payables*
*** For more detailed explanations, please refer to note 7 of the Consolidated Financial Statements included in the Annual Report.*

€226 million positive free cash flow

At 8.6% of Net Sales, Group cash flow is stated after contributions to the various Group defined benefit, unmanaged plans and employee pension funds. In 2004, these contributions amounted to €384 million, against €320 million in 2003. This increase, linked mainly to a contribution advance of €68 million in the United States, explains the slight decline in cash flow compared with the previous year.

This high level of cash flow (€1,353 million) enabled Michelin to invest €1.1 billion in 2004. The free cash flow €226 million generated during the year was positive for the fourth consecutive year.

Table of cash flow and free cash flow
in € million

	2004	2003
Cash flow	**1,353**	**1,407**
Change in working capital requirement	(16)	135
Net investment	(1,111)	(1,243)
Free Cash flow	**226**	**299**

Further reduction in long- and short-term debt

Long and short-term debt* was reduced by €217 million, or 5.3%, to €3,223 million at December 31, 2004. Excluding exchange rate variations and changes in consolidation scope, net debt was down by 3.1%.

At €3,223 million, compared with €3,440 million a year earlier, net debt represented 69% of Group shareholders' equity compared with 78% at end-2003. The average cost of debt was 6% as against 6.3% in 2003.
In view of its free cash flow and with the aim of minimizing its interest expense, Michelin redeemed some of its finance in 2004, including, in particular, the redemption and cancellation of a €50 million block of bond loan due to mature in April 2009, and reduced confirmed credit lines to €1,517 million compared with €2,854 million a year earlier.

** For further information on Group debt, please refer to note 14 to the consolidated financial statements and the section entitled "risk management" in the Annual Report.*


4,926
4,881
3,818
3,440
3,223
00
01
02
03
04

Net long and short-term debt in € million

Net long and short-term
(in %)

To December, 31	2004	2003	2002
Net long and short-term debt	3,223	3,440	3,818
Shareholders' Funds	4,677	4,409	4,502
Gearing	0.69	0.78	0.85

Breakdown of Michelin's long and short-term debt
(in %)

To December, 31	2004	2003
Under 1 year	10.8%	6%
1 - 5 years	57.6%	64%
More than 5 years	31.6%	30%

Breakdown in rate and currencies of Michelin's total long and short-term debt (in %)

To December, 31	2004	2003
Fixed rate	33%	32%
Variable rate	67%	68%

To December, 31	2004	2003
Euro and European currencies	72%	49%
US dollar	9%	34%
Other currencies	19%	17%

Adequately Funded Benefit Obligations

In 2004, Michelin's situation with regard to employee benefit obligations remained fundamentally sound.

The Group benefited, in particular, from the restructuring measures affecting plans for the reimbursement of medical expenses, which were implemented in North America in 2003, and from the agreement entered into in August 2004 with the USWA trade union with respect to the Uniroyal Goodrich plants. These measures consisted mainly of the setting and implementation of a ceiling for all employees concerning future reimbursements, and of a different allocation of costs between the Company and its retired employees.

Group cash flow largely covered payments relating to unfunded obligations*. Such payments totaled €164.1 million, down €22 million on 2003.

Employee pension funds continued to be adequately funded with respect to local regulations. At €3,965 million, the value of plan assets represented 101% of the minimum value required by local regulations.

Contributions to these funds in 2004 amounted to €220 million, *compared with €133 million the previous year. This amount* included, in 2004, a contribution advance of €68 million made in the United States.

These funds, which are managed with a long-term view, performed better than expected in 2004, with an average return of 9.7%, two points higher than the expected return of 7.63%.

At the year end, due to the drop in bond rates, the Group revised downwards some discount rates used for PBO (Projected Benefit Obligation**) calculations. In the United States, this rate dropped from 6.25% to 5.75%, or 0.5 point. The impact of this drop combined with the rise in healthcare spending and demographic trends have not been fully offset by changes in employee benefits and the positive impact of Group sweeping reforms undertaken by Michelin in North America in 2003. The Group's PBO thus increased by €357 million to €7,392 million in 2004.

additional healthcare and retirement expenditure not covered by pension funds.
***For further information, please refer to note 13 to the Consolidated Financial Statements and the additional information contained in the Annual Report.*

In € million	2004	2003
Total PBO	7,392	7,035
Of which pension funds	5,424	5,013
Of which other schemes	1,968	2,022
Fair value of plan assets	3,965	3,762
Provisions recognized in the Group balance sheet	1,729	1,803

Smooth transition to IFRS standards

Together with the vast majority of European Union listed companies, *in 2005, Michelin Group will switch to a new set of* accounting standards (IFRS* standards laid down by IASB**).

The Group's IFRS Project, launched in April 2002 and led by a permanent steering committee reporting to the Group's CFO, achieved all of its targets within the timeframe initially defined. On the occasion of publication of Financial year 2004 Financial Statements, the Group decided to make a detailed report of the consequences of the switch to these standards in terms of measurement and presentation of Group consolidated accounts. The main impact, which was disclosed and measured in the Group accounts published in 2003, relates to charging to shareholders' equity the actuarial differences in connection with deffered employee benefits existing as at the transition date (January 1, 2004, which is the opening of the first fiscal year for comparison purposes), of an amount net of tax of €1.2 billion. This reduction in shareholders' equity will be compensated for by an increase in each year's future operating income to the tune of €75 million (€55 million after tax).

**IFRS: International Financial Reporting Standards (also referred to as IAS – International Accounting Standards).*
***IASB : International Accounting Standards Board. This body is in charge of drafting the IFRS referential.*

Please refer to the section devoted to all factors impacting 2004 accounts (description of switch to new accounting practices and reconciliation tables as between the two sets of accounting standards). This expands on the information that was published on January 20, 2005 in the course of a dedicated conference organized for the benefit of investors and financial analysts.
Please note that the Group's industrial and operational fundamentals are in no way altered by the switch to a new set of accounting standards whose main purpose is to deliver a standard measurement instrument in lieu of previously existing national accounting standards.

Review of the key factors impacting switch to IFRS standards for Michelin Group

(in € million)

	French Gapp*	IFRS Standards*
Statement of income Financial Year 2004		
Net Sales	15,689	15,048
Operating Income	1,299	
Operating Margin	8.3%	
Operating result ** before non-recurring items	-	1,303
Operating Margin before non-recurring items		8.65%
Operating result		1,239
Operating Margin		8.2%
Net Result	527	654
Balance Sheet To December 31, 2004		
Shareholder's Funds	4,677	3,546
Net debt	3,224	3,295
Net debt / Shareholder's Funds ("gearing")	69%	93%

**Audited.*
***Operating income has been stated after non-recurring items. For the sake of clarity and to facilitate an analysis of its accounts, Michelin has also decided to publish its operating income before non-recurring items.*

Economic performance

Since 1993, Michelin has evaluated its economic performance by measuring the actual return on capital employed (economic capital + debt) in relation to the target.
Michelin compares the difference between the cost of standard financial resources allocated to capital invested – the target rate – and net income after tax plus interest – the actual rate.
To this effect, the Group allocates to each asset standard financial resources consisting of shareholders' equity ("economic capital") and debt in proportion to the nature of the risk associated with the asset. The change in the level of risk over time is taken into account by basing the calculation on the net book value of assets after depreciation and amortization.
Michelin has set as its target a high after-tax return on economic capital of 15%, based on euro interest rates. Using this overall target as a starting point, separate targets are then set for each currency, taking into account differences in interest rates and risks.
In 2004, these allocations of resources were reviewed to take better account of the increasing weight of employee benefits. The table below shows the results obtained in 2004 with the old and new methods. The average required rate of return on capital was 16.3% in 2004 on the basis of the new method. It would have been 16.5% on the basis of the old method. The impact of this change therefore appears limited.

In 2004, using the new method, the actual rate was 8.3%, 1 point below the target rate.

Michelin's economic performance (in € million)

	2004 new method	2004	2003	2002	2001	2000
"Standard" Economic capital	4,570	4,191	4,250	4,495	4,592	4,430
Average weighted cost of Economic capital	15.9%	16.1%	15.7%	15.4%	16.0%	16.3%
"Standard" Financial Debt	6,249	4,345	4,544	4,974	5,226	5,183
Weighted average cost of debt	4.5%	4.8%	4.3%	4.8%	6.1%	7.2%
Capital employed	10,819	8,537	8,794	9,470	9,818	9,613
Target RAROC	**9.3%**	**10.4%**	**9.8%**	**9.8%**	**10.7%**	**11.4%**
Net income after tax	527	527	329	614	314	438
Interest expense	365	235	244	283	351	358
Actual RAROC	**8.3%**	**8.9%**	**6.5%**	**9.5%**	**6.8%**	**8.3 %**


at December 31,
2004

Simplified Consolidated Balance Sheet

in thousands of euros

	2004 *French Gapp*	2003
Fixed assets	6,779,992	6,601,423
Current assets	9,390,557	9,565,480
Total assets	**16,170,549**	**16,166,903**
Stockholders' equity	4,601,905	4,327,360
Minority interests	74,690	81,703
Provisions for contingencies and charges	2,988,721	3,006,360
Prepaid and deferred income	8,505,233	8,751,480
Total liabilities and stockholders' equity	**16,170,549**	**16,166,903**

Simplified Consolidated Statement of Income

for the year ended December 31, 2004

in thousands of euros

	2004 *French Gapp*	2003
Net Sales	**15,688,781**	**15,369,820**
Reversals of allowances and other operating revenues	607,485	604,829
Operating revenues	**16,296,266**	**15,974,649**
Operating expenses	**(14,997,139)**	**(14,831,577)**
Operating income	**1,299,127**	**1,143,072**
Net interest expense	(213,217)	(224,887)
Operating income from ordinary activities	**1,085,910**	**918,185**
Net non-recurring income and expense	(206,055)	18,679
Income taxes	(315,798)	(261,435)
Net income of fully-consolidated companies	**564,057**	**675,429**
Income (losses) from companies accounted for by the equity method	(1,310)	(8,750)
Amortization of goodwill	(35,584)	(337,817)
Net income before minority interests	**527,163**	**328,862**
Basic earnings per share (in euros)	3.59	2.23

Consolidated Statement of Cash Flows

In thousands of euros

	2004 French Gapp	2003
Cash flows from operating activities		
Net income before minority interests	527,163	328,862
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:		
Depreciation and amortization	839,851	1,162,520
Allowances, provisions and deferred taxes	(38,321)	(87,145)
Net gains on disposals of assets	39,454	8,371
Other	(15,228)	(5,240)
Cash flow	1,352,919	1,407,368
Change in inventories	(175,035)	(43,059)
Change in receivables	(9,484)	14,081
Change in payables	59,679	44,420
Other changes in working capital	108,862	119,342
Net change in working capital	(15,978)	134,784
Net cash provided by operating activities	**1,336,941**	**1,542,152**
Cash flows from investing activities		
Additions to property, plant and equipment and intangible assets	(1,116,781)	(1,117,798)
Additions to investments	(170,807)	(305,199)
Total	(1,287,588)	(1,422,997)
Proceeds from disposals of property, plant and equipment and intangible assets	91,958	100,586
Proceeds from disposals of investments	64,947	76,333
Total	156,905	176,919
Net investment for the period	(1,130,683)	(1,246,078)
Impact of changes in Group structure	(11,839)	14,884
Net change in working capital	31,916	(11,469)
Net cash (used) by investing activities	**(1,110,606)**	**(1,242,663)**
Cash flows from financing activities		
Employee stock ownership plan	0	20,739
Expenses related to the stock-for-stock offer	0	(645)
Dividends paid to parent company shareholders	(133,312)	(130,692)
Other dividends paid	(51,994)	(49,669)
Total	(185,306)	(160,267)
Change in long and short-term debt	(187,629)	513,936
Net change in working capital	33,252	(46,811)
Net cash (used) provided by financing activities	**(339,683)**	**306,858**
Effect of exchange rate changes on cash and cash equivalents	(4,910)	(41,759)
Change in cash and cash equivalents	**(118,258)**	**564,588**
Cash and cash equivalents at beginning of period	**1,773,656**	**1,209,068**
Cash and cash equivalents at the period-end	**1,655,398**	**1,773,656**
Including - Cash	1,420,140	1,234,168
- Cash equivalents	235,258	539,488

Ten-year key figures and ratios

in millions of euros	2004 French Gapp	2003	2002
Net sales	15,689	15,370	15,645
% change	2.1%	(1.8%)	(0.8%)
Average number of employees	126,500	127,210	126,285
Payroll costs	4,872	4,997	5,152
% of net sales	31.1%	32.5%	32.9%
EBITDA [1]	2,043	1,992	1,978
Operating income	1,299	1,143	1,225
Operating margin[2]	8.3%	7.4%	7.8%
Net interest expense	(213)	(225)	(260)
Net non-recurring expense	(206)	19	75
of which restructuring costs	*(55)*	*(192)*	*(17)*
Income before tax	880	590	997
Income taxes	(316)	(261)	(382)
Effective tax rate	35.9%	44.3%	38.3%
Net income including minority interests	527	329	614
Net margin	3.4%	2.1%	3.9%
Dividends [3]	185	131	113
Net cash provided by operating activities [4]	1,337	1,542	1,534
Cash-flow [5]	1,353	1,407	1,225
% of sales	8,6%	9.2%	7.8%
Capital expenditure [6]	1,117	1,118	967
% of sales	7.1%	7.3%	6.2%
Capital expenditure, net of disposals	1,025	1,017	809
nvestment Securities, net of disposals	106	229	62
Research and development costs	657	710	704
% of sales	4.3%	4.6%	4.5%
Net debt [7]	NA	NA	NA
Average borrowing costs	5.4%	5.8%	6.2%
Shareholders' equity including minority interests [8]	4,677	4,409	4,502
Debt-to-equity ratio	NA	NA	NA
Net debt + securitizations [9]	3,223	3,440	3,818
Debt-to-equity ratio including securitizations	69%	78%	85%
EBITDA /(Net debt + securitizations)	63.4%	57.9%	51.8%
Net cash provided by operating activities / (Net debt+securitizations)	41.5%	44.8%	40.2%
Interest expense [10]	(213)	219	273
Interest cover (operating income / interest expense)	6.1	5.2	4.5
Free cash-flow [11]	226	299	637
ROE [12]	11.3%	7.3%	13.4%
Target economic profit [13]	10.4%	9.8%	9.8%
Actual economic profit [14]	8.4%	6.5%	9.5%

Per share data

in euros	2004 French Gapp	2003	2002
Net assets par share [15]	32.1	30.2	30.5
Basic earnings per share [16]	3.59	2.23	4.28
Diluted earnings per share [17]	3.59	2.23	4.28
P/E [18]	13	16	8
Net dividend per share	1.25**	0.93	0.93
Pay-out rate [19]	34.1%**	41.7%	21.73%
Net dividend yield [20]	2.7%**	2.6%	2.83%
Capital turnover rate [21]	189.0%	142.7%	142.7%

2001	2000	1999 *proforma*	1999*	1998*	1997*	1996*	1995
15,775	15,396	13,763	13,763	12,486	12,149	10,861	10,078
2.5%	11.9%	10.2%	10.2%	2.8%	11.9%	7.8%	(1.7%)
27,467	128,122	130,434	130,434	127,241	123,254	119,780	114,397
5,242	5,137	4,756	4,684	4,359	4,110	3,786	3,698
33.2%	33.4%	34.6%	34.0%	34.9%	33.8%	34.9%	36.7%
2,091	2,170	2,127	2,138	1,875	1,869	1,742	1,474
1,040	1,162	1,207	1,233	1,073	1,094	1,060	869
6.6%	7.6%	8.8%	9.0%	8.6%	9.0%	9.8%	8.6%
(321)	(314)	(238)	(245)	(220)	(229)	(214)	(261)
(29)	(76)	(353)	(353)	46	20	(129)	11
(340)	*(67)*	*(388)*	*(66)*	*(100)*	*(119)*	*(67)*	*(76)*
644	729	538	557	881	866	681	601
(330)	(290)	(213)	(374)	(308)	(239)	(207)	(150)
51.2%	39.9%	39.7%	67.2%	34.9%	27.6%	30.3%	24.9%
314	438	325	182	574	627	474	451
2.0%	2.8%	2.4%	1.3%	4.6%	5.2%	4.4%	4.5%
105	93	87	87	137	112	80	57
1,263	1,017	1,014	1,034	1,079	1,380	1,032	n.av.
1,323	1,416	1,547	1,548	1,246	1,284	1,274	664
8.4%	9.2%	11.2%	11.2%	10.0%	10.6%	11.7%	6.6%
1,150	1,201	1,252	1,252	1,174	996	800	567
7.3%	7.8%	9.1%	9.1%	9.4%	8.2%	7.4%	5.6%
1,089	1,091	1,003	1,090	1,030	816	484	455
(184)	166	255	n.av.	n.av.	n.av.	n.av.	n.av
702	645	589	n.d.	n.d.	n.d.	n.d.	n.d..
4.4%	4.2%	4.3%	n.app.	n.app.	n.app.	n.app.	n.app.
n.app.	n.app.	n.app.	3,798	2,752	2,564	3,480	3,994
6.1%	6.5%	9.4%	9.4%	12.7%	13.6%	10.9%	10.1%
4,326	4,155	3,838	4,294	4,208	3,955	2,656	1,974
n.app.	n.app.	n.app.	88%	65%	65%	131%	202%
4,881	4,926	4,329	4,474	3,274	3,121	3,800	4,256
113%	119%	113%	104%	78%	79%	143%	216%
11.0%	43.0%	47.2%	47.8%	57.2%	59.9%	45.8%	34.6%
30.6%	20.7%	23.4%	23.1%	32.9%	44.2%	27.2%	n.app.
311	324	419	419	416	425	415	430
3.3	3.6	2.9	2.9	2.6	2.6	2.6	2.0
309	(241)	(300)	(413)	(90)	465	510	74
7.4%	10.4%	8.0%	3.9%	13.7%	16.2%	18.0%	23.6%
10.1%	11.4%	11.2%	11.2%	11.7%	11.9%	n.av.	n.av.
6.8%	8.3%	5.3%	5.3%	10.5%	12.1%	n.av.	n.av.

2001	2000	1999 *proforma*	1999*	1998*	1997*	1996*	1995*
29.7	28.5	26.2	29.5	28.3	26.8	20.3	15.6
2.20	2.96	2.10	n.av.	n.av.	n.av.	n.av.	n.av.
2.20	2.96	2.10	n.av.	n.av.	n.av.	n.av.	n.av.
17	13	19	n.app.	n.app.	n.app.	n.app.	n.app.
0.85	0.80	0.71	0,71	0.64	0.58	0.50	0.42
8.6%	27.0%	34.2%	62.6%	16.4%	12.6%	13.4%	11%
2.3%	2.3%	1.7%	1.7%	1.4%	1.1%	1.4%	1.3%
8.3%	96.6%	104,7%	104,7%	102.3%	106.1%	86.2%	74.1%

**Former accounting standards*
*** Dividend subject to the approval of the General Shareholders Meeting.*

1. EBITDA: earnings before interest, tax, depreciation and amortization.
2. Operating margin: operating income as a % of net sales.
3. Dividends distributed during the year. For years prior to 1999, the amount shown corresponds to total amounts distributed during the year.
4. Net cash provided by operating activities: cash flow + change in working capital.
5. Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets – changes in provisions and deferred taxes –/+ net gains/losses on disposals of assets.
6. In 2001, excluding external growth transactions (SMW, €167 million).
7. Net debt: long and short-term debt – cash and cash equivalents.
8. Shareholders' equity including minority interests: Common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.
9. Securitization: sales of trade receivables. In cases where the receivables are sold to special purpose entities in which Michelin holds an equity interest, the special purpose entity is consolidated in accordance with the accounting standards applicable since January 1, 2000.
10. Interest expense: borrowing costs for the year.
11. Free cash flow: cash flow – change in working capital – net capital expenditure.
12. ROE: net income / shareholders' equity.
13. Target RAROC: calculated cost of debt and economic capital expressed as a percentage of capital employed. The Group uses the Free Cash Flow to Economic Capital method to measure value creation. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. Cost of economic capital: 15% based on euro interest rate and premium to reflect different interest rates and risk levels outside the euro-zone = average cost 16% in 2001.
14. Actual RAROC: Net income before interest expense expressed as a percentage of capital employed (see above).
15. Net assets per share: net assets / number of shares outstanding at December 31.
16. Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares – shares canceled during the year.
17. Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
18. P/E: Share price at December 31 / earnings per share.
19. Pay-out rate: net dividend / earnings per share.
20. Net dividend yield: net dividend / share price at December 31.
21. Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.

n.app.: not applicable
n.av.: not available
n.d.: not disclosed

Prospects for 2005

In 2004, in a challenging economic environment, Michelin pursued the strategy it has adopted over the past few years: high-quality growth, improved profitability and a strengthened financial structure.

In 2005, Michelin will continue to operate in an environment combining positive and negative factors:

◦ On the upside, tire markets are expected to grow in line with their long-term trend: up by between 2% and 3% in developed economy markets and by between 8% to 10% in emerging markets. Given that the first six months of 2004 was characterized by an exceptional growth, the performance in the first half of 2005 will appear in an unfavourable light when compared to the previous year period.

◦ On the downside, raw material costs are expected to continue to rise. Michelin expects the rise to be even greater than in 2004, somewhere near 13% over the year, at constant exchange rates, mainly due to the strong increase in the price of steel and synthetic rubber.

Despite the negative economic conditions and expected cost increases, Michelin will continue to strive, more than ever, to improve its ground clearance, by continued internal structural improvements and by ensuring that it maintains its ability to seize the best opportunities for growth.

The Group is confident in its ability to post a performance at least on par with that of last year's.

Shareholder's agenda

Annual Shareholders Meeting	May 20, 2005
Dividend payment	May 24, 2005
1st quarter 2005 Net Sales	April 26, 2005
1st half 2005 Earnings	August 5, 2005
3rd quarter 2005 Net Sales	October 24, 2005
Net Sales 2005	February 2006*
Earnings 2005	February 2006*

** The above dates are for reference purposes and may be changed*

Design and production:
W PRINTEL

Compagnie Générale des Etablissements Michelin
Michelin et Cie
headquarters: 12, cours Sablon • Clermont-Ferrand (Puy-de-Dôme) - France

Individual Shareholder Relations

Anne-Marie Vigier-Perret

12, cours Sablon
63040 Clermont-Ferrand Cedex 9 – France

Phone: **+ 33 (0)4 73 98 59 00**

Toll-free calls in France: **0 800 000 222**

actionnaires-individuels@fr.michelin.com

Investor Relations

Antonin Beurrier

46, avenue de Breteuil
75324 Paris Cedex 07 – France

Phone: **+ 33 (0)1 45 66 16 15**

investor-relations@fr.michelin.com

Media Relations

46, avenue de Breteuil
75324 Paris Cedex 07 – France

Phone: **+ 33 (0)1 45 66 22 22**

INTERNET ADDRESSES

www.michelin.com

www.michelin.com/corporate
www.michelinsport.com
www.viamichelin.com
www.challengebibendum.com
www.paxsystem.com
www.michelin-emplois.com
www.tireadvisor.com
www.wbcsdmobility.org

Michelin

23, place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 – France

Phone: **+33 (0)4 73 32 20 00**
www.michelin.com


MICHELIN
A better way forward

SEC File #82-3354

Parent Company Statements 2004

Compagnie Générale
des Etablissements Michelin



MICHELIN
A better way forward

Balance Sheet


At December 31
2004

Assets

in € thousand

	2004			2003
	Cost	**Depreciation, amortization, provisions**	**Net**	**Net**
FIXED ASSETS				
Intangible assets				
Patents, licenses and other rights	23,546	23,546	–	–
Other intangible assets	61	49	12	13
Prepayments	–	–	–	–
	23,607	**23,595**	**12**	**13**
Property and equipment				
Land	102	–	102	102
Buildings	1,810	1,751	59	82
Other intangible assets	383	376	7	9
Assets under construction	–	–	–	–
Prepayments	–	–	–	–
	2,295	**2,127**	**168**	**193**
Investments [1]				
Shares in subsidiaries and affiliates	4,672,358	218,029	4,454,329	3,519,358
Loans and advances to subsidiaries and affiliates	630,613	–	630,613	1,430,559
Other equity interests	3,788	–	3,788	3,788
Loans	–	–	–	–
Other investments	1	–	1	1
	5,306,760	**218,029**	**5,088,731**	**4,953,706**
(I)	**5,332,662**	**243,751**	**5,088,911**	**4,953,912**
CURRENT ASSETS				
Accounts receivable	188,247	–	188,247	191,928
Cash equivalents				
Own shares	–	–	–	4,860
Other marketable securities	1		1	1
	1	**–**	**1**	**4,861**
Cash	73	–	73	96
ACCRUALS				
Prepaid expenses [2]	162	–	162	161
(II)	**188,483**	**–**	**188,483**	**197,046**
Deferred charges **(III)**	5,471	–	5,471	6,343
Bond call premiums **(IV)**	2,435	263	2,172	2,416
Conversion losses **(V)**	–	–	–	–
Total assets (I + II + III + IV + V)	**5,529,051**	**244,014**	**5,285,037**	**5,159,717**
(1) of which due in less than one year			*621,466*	*1,421,412*
(2) of which due in more than one year			–	–

Liabilities and Shareholders' equity

in € thousand

		2004	2003
SHAREHOLDERS' EQUITY			
Common stock		286,774	286,774
Paid-in capital in excess of par		1,839,640	1,839,640
Revaluation reserve		531,303	531,303
Other reserves		1,276,717	1,276,398
Retained earnings		52,495	52,843
Net income		295,152	178,238
Untaxed reserves		61,598	61,598
	(I)	**4,343,679**	**4,226,794**
PROVISIONS FOR CONTINGENCIES AND CHARGES			
Provisions for contingencies		–	–
Provisions for charges		–	–
	(II)	**–**	**–**
LIABILITIES (1)			
Convertible bonds		–	9
Subordinated loans		502,532	502,532
Other bond issues		322,621	322,612
Bank borrowings (2)		–	–
Other long and short-term debt (2)		30,659	28,368
Accrued taxes and payroll costs		13,550	5,280
Due to suppliers of fixed assets		–	–
Other liabilities		71,996	74,121
		941,358	**932,922**
ACCRUALS			
Deferred income (1)		–	1
	(III)	**941,358**	**932,923**
Conversion gains	**(IV)**	–	–
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**(I + II + III + IV)**	**5,285,037**	**5,159,717**
(1) of which due in more than one year		*804,898*	*804,898*
of which due in less than one year		*136,461*	*128,025*
(2) of which short-term bank loans and overdrafts		–	–


At December 31
2004

Statement of income

for the year ended December 31, 2004

in € thousand

		2004	2003
Operating revenue [1]			
Royalties (including export revenues: 294,845)		358,973	349,658
Other revenues		13,905	7,110
Total operating revenues	**(I)**	**372,878**	**356,768**
Operating expenses [2]			
External charges		272,782	295,770
Taxes other than on income		2,098	1,314
Wages and salaries		1,136	1,225
Payroll taxes		461	499
Depreciation and amortization:			
• Fixed assets		12,547	1,304
• Deferred charges		–	–
Other expenses		3,509	3,994
Total operating expenses	**(II)**	**292,533**	**304,106**
OPERATING INCOME	**(I - II)**	**80,345**	**52,662**
Interest and other investment income			
Dividends from subsidiaries and affiliates [3]		189,538	141,829
Interest income [3]		3	4
Reversals of allowances for impairment in value		103,735	28,675
Exchange gains		333	65
Net gains on sales of marketable securities		2,587	1,188
Total interest and other investment income	**(III)**	**296,196**	**171,761**
Interest and other investment expense			
Charges to allowances for impairment in value		1,230	16,708
Interest expense [4]		52,953	23,677
Exchange losses		–	1,220
Net losses on sales of marketable securities		–	187
Total interest and other investment expenses	**(IV)**	**54,183**	**41,792**
NET INTEREST AND OTHER INVESTMENT INCOME	**(III - IV)**	**242,013**	**129,969**
INCOME FROM ORDINARY ACTIVITIES	**(I - II + III - IV)**	**322,358**	**182,631**
Non-recurring income			
From revenue transactions		30	15
From capital transactions		–	–
Reversals of allowances		–	–
Total non-recurring income	**(V)**	**30**	**15**
Non-recurring expenses			
On revenue transactions		14	103
On capital transactions		–	1
Charges to allowances		–	–
Total non-recurring expenses	**(VI)**	**14**	**104**
NET NON-RECURRING INCOME	**(V - VI)**	**16**	**(89)**
INCOME TAX	**(VII)**	**27,222**	**4,304**
TOTAL REVENUES	**(I + III + V)**	**669,104**	**528,544**
TOTAL EXPENSES	**(II + IV + VI + VII)**	**373,952**	**350,306**
NET INCOME		**295,152**	**178,238**
(1) of which revenues relating to prior years		–	–
(2) of which expenses relating to prior years		–	–
(3) of which revenues from related party transactions		*189,352*	*141,617*
(4) of which expenses from related party transactions		*649*	*716*

Notes to the financial statements

Notes to the financial statements

The Company's total assets at December 31, 2004 amounted to €5,285,037,150.44.

Income statement totals for the year are as follows, in euros:

– Total revenues	669,104,700.34
– Total expenses	373,952,728.66
Net income for the year	**295,151,971.68**

The Company's financial year covers the 12 months from January 1 to December 31.

The following notes form an integral part of the financial statements.

Significant events of the year

Significant events of the year are discussed in the Managing Partners' report to the Annual Shareholders' Meeting to be called to approve the 2004 financial statements.

Summary of significant accounting policies

The principles used to determine Group earnings remain unchanged as compared with previous reporting periods.

Company accounts for the financial year to December 31, 2004 have been prepared and presented pursuant to applicable accounting standards, and in keeping with the principles of prudence, discreteness of accounting periods and going concern.

The main accounting policies applied by the Company are as follows:

a) Intangible assets

"Patents, licenses and other rights" correspond primarily to purchased software. Purchased software is amortized over periods ranging from 12 months to 3 years, depending on the materiality of the amounts involved.

"Other intangible assets" consist of vehicle parking rights, which are amortized over 40 years.

b) Property and equipment

◦ Cost

Property and equipment are stated at historical cost or at valuation, in the case of assets held at the time of the 1976/1978 legal revaluation.

◦ Depreciation

Property and equipment are depreciated by the straight-line method over the following estimated useful lives:

– Buildings: 30 years,

– Equipment: 10 years, except for computer equipment which is depreciated over 5 years.

c) Investments

Shares in subsidiaries and affiliates

• Shares in subsidiaries and affiliates are stated at historical cost or at valuation, in the case of assets held at the time of the 1976/1978 legal revaluation.

• Net book values generally do not exceed the Company's equity in the underlying net assets or revalued net assets of the company or group concerned.

Other equity interests

Other equity interests correspond to shareholdings that the Company intends to retain but which are not held for purposes related directly to the Company's business.

Other equity interests are valued by the method described above.

d) Accounts receivable

Accounts receivable are stated at nominal value.

e) Paid-in capital in excess of par

This item corresponds to premiums on shares issued for cash and on conversion of bonds, after deducting related net costs.

f) Untaxed reserves

Substantially all amounts reported under this caption correspond to reinvested capital gains set off against write downs of securities in application of the former Article 40 of the General Tax Code, which were reclassified under "untaxed amortization" prior to the 1976/1978 legal revaluations.

g) Conversion of foreign currencies

Revenues and expenses in foreign currencies are converted at the exchange rate ruling on the transaction date or at the hedging rate.

Receivables and payables in foreign currencies are converted at the year-end exchange rate or at the hedging rate.

Contracts for the forward purchase or sale of foreign currencies that are outstanding at the balance sheet date are recorded in the balance sheet.

h) Deferred charges

These charges relate to issuance cost of the 2003 subordinated debt as well as those in relation to the balance of costs for the issue of 1996, amortized over 10 years.

i) Debt repayment premium

The debt repayment premium for the 2003 subordinated issue will be amortized over 10 years.

Fixed assets, depreciation and amortization

Intangible assets and property and equipment representing non-material amounts that are close to being fully depreciated or amortized are not included in the following tables.

FIXED ASSETS	Cost at January 1, 2004	Additions, accrued interest for the year	Disposals, decreases in accrued interest	Cost at December 31, 2004
Intangible assets	11,087,638	12,520,078	–	23,607,716
Property and equipment	2,294,000	522	–	2,294,522
	13,381,638	12,520,600	–	25,902,238
Investments				
Shares in subsidiaries and affiliates	3,841,008,226	831 350 602	434	4,672,358,394
Loans and advances to subsidiaries and affiliates	1,430,558,997	28,992,453	828,938,453	630,612,997
Other equity interests	3,788,198	–	–	3,788,198
Loans	–	–	–	–
Other investments	681	–	–	681
	5,275,356,102	860,343,055	828,938,887	5,306,760,270
TOTAL	**5,288,737,740**	**872 863 655**	**828,938,887**	**5,332,662,508**

On May 5, 2004, *Compagnie Générale des Etablissements Michelin* also proceeded to a capital increase operation, conducted by *Compagnie Financière Michelin* in an amount of 2,341,381 registered shares and which were paid up, through receivable compensation in an amount of €529,587,275.

On November 17, 2004, *Compagnie Générale des Etablissements Michelin* also proceeded to a capital increase operation, conducted by *Compagnie Financière Michelin* in an amount of 1,317,029 registered shares. *Companie Générale des Etablissements Michelin* made a €301,714,982 cash down payment for the bearer shares.

DEPRECIATION AND AMORTIZATION	At January 1, 2004	Increases	Decreases	At December 31, 2004
Intangible assets	11,074,802	12,521,362	–	23,596,164
Property and equipment	2,100,086	26,131	–	2,126,217
	13,174,888	12,547,493	–	25,722,381
Deferred charges	2,376,135	871,948	–	3,248,083
Debt issue repayment premium	19,347	243,500	–	262,847
TOTAL	**15,570,370**	**13,662,941**	–	**29,233,311**

Allowances and provisions

Nature of provisions	At January 1, 2004	Increases	Decreases	At December 31, 2004
Untaxed reserves	61,597,677	–	–	61,597,677
Provisions for contingencies and charges:				
Provisions for contingencies	–	–	–	–
Provisions for charges	–	–	–	–
	–	–	–	–
Allowances for impairment in value [1]	321,650,175	114,175	103,735,209	218,029,141
TOTAL	**383,247,852**	**114,175**	**103,735,209**	**279,626,818**
Including movements charged/credited to:				
– Operating expense/income		–	–	
– Investment and other expense/income		114,175	103,735,209	
– Non-recurring expense/income		–	–	
– Revaluation reserve		–	–	

(1) Movements in allowances for impairment in value can be analyzed as follows:

– Allowances:	*SEM Shares*	*114,175*
– Decreases:	*MFPM shares*	*96,000,000*
	PARDEVI shares	*7,734,776*
	Other shares	*433*

Items relating to several balance sheet items

Balance sheet items	Transactions involving		Payables or receivables represented by trade notes
	related companies	other entities in which the Company holds an equity interest	
Shares in subsidiaries and affiliates (net book value)	4,454,339,268	–	–
Loans and advances to subsidiaries and affiliates	630 612 997	–	–
Other equity interests	–	3,788,198	–
Other receivables	124,422,143	–	–
Other long and short-term debt	30,659,067	–	–
Other liabilities	70,260,662	–	–

Treasury stock

In the course of the Financial year, the Company acquired 500,192 shares of its own capital and sold 655,584 shares. At December 31, 2004 the Company had no treasury stock.

Maturities of loans and receivables, payables and long and short-term debt

LOANS AND RECEIVABLES	Total	Due within one year	Due in more than one year
Fixed assets			
Loans and advances to subsidiaries and affiliates	630,612,997	621 466 056	9,146,941
Loans	–	–	–
Other investments	681	–	681
Current assets			
Other receivables	188,246,594	188,246,594	–
TOTAL	**818,860,272**	**809,712,650**	**9,147,622**

PAYABLES AND LONG AND SHORT-TERM DEBT	Total	Due within one year	Due in one to five years	Due in more than five years
Convertible bonds	–	–	–	–
Subordinated loan	502,532,534	2,532,534		500,000,000 (1)
Other bonds	322,620,990	17,722,956	304,898,034 (2)	–
Bank borrowings	–	–	–	–
Other long and short-term debt	30,659,067	30,659,067	–	–
Accrued taxes and payroll costs	13,550,449	13,550,449	–	–
Due to suppliers of fixed assets	–	–	–	–
Other liabilities	71,995,517	71,995,517	–	–
TOTAL	**941,358,557**	**136,460,523**	**304,898,034**	**500,000,000**

(1) Fixed-rate 2003 loan at 6.375% until 2013, and variable rate from 2014 to 2033.
(2) 1996 6.7% bonds due February 19, 2006 at par.

Accrued charges

Accrued charges included in the following balance sheet captions	Amounts
Subordinated loan	2,532,534
Other bonds	17,704,209
Other long and short-term debt	165,061
Accrued taxes and payroll costs	827,698
Other liabilities	1,720,825
TOTAL	**22,950,327**

Prepaid expenses and deferred income

Prepaid expenses correspond exclusively to operating expenses.

Prepaid expenses at December 31, 2004 €162,456

Revaluation reserve

Revaluation reserve at December 31, 2004 €531,303,012

Of which:
- €32,091 related to land,
- €531,270,921 related to shares in subsidiaries and affiliates.

Reserves

Reserves at December 31, 2004 break down as follows:

– Legal reserve of which due in full to long-term capital gains taxed at the reduced rate: 26,943,175	28,677,405
– Special long-term capital gains reserve	1,081,419,039
– Other reserves	166,620,583
	1,276,717,027

Common stock

	Number of shares	Par value
1. Common stock at January 1, 2004	143,387,025	€2
2. Common stock issued during the year	–	–
3. Common stock cancelled during the year	–	–
4. Common stock at December 31, 2004	143,387,025	€2

Status of share subscription option plans:

At December 31, 2004 status of share subscription option plans are as follows:

Date			Number of options				Call Price
Allocation	Call	Expiry	Allocated	Called	Cancelled	Balance	(€)
May 2002	May 2006	May 2011	716,600	0	17,100	699,500	44.00
May 2003	May 2007	May 2012	243,000	0	4,200	238,800	32.25
Nov. 2003	Nov. 2007	Nov. 2012	226,200	0	2,000	224,200	34.00
May 2004	May 2008	May 2013	179,900	0	0	179,900	40.00
July 2004	July 2008	July 2013	129,100	0	1,200	127,900	44.50

Operating revenue

Revenue for the year, consisting entirely of royalties, totaled €358,973,808. This amount breaks down as follows:

– France		64,128,767
– Outside France	294,845,041	
		358,973,808

Income tax

Compagnie Générale des Etablissements Michelin makes up, together with its seven French subsidiaries directly or indirectly owned at no less than 95%, a tax entity of which it is the lead Company.

The tax consolidation agreement provides that all seven consolidated subsidiaries continue to bear their own tax burden regardless of such consolidation, the resulting balance being recognized by the lead Company.

Tax due by the seven subsidiary companies regardless of consolidation would amount to €3,372,973.

Following a tax audit of the 2000, 2001 and 2002 financial years, a tax expenditure of €5.2 million (late payment penalties included) was posted to the Company's book.

Income tax for 2004 amounted to €27,222,094.

Also, pursuant to Article 39 of *Loi de finances rectificative du 30 décembre 2004*, the Company charged to Shareholders Funds a 2.5% non-recurring tax levied on the amounts carried under the R.S.P.V.L.T. capped to €200 million, after a deduction on a €500,000 base. This tax amounted to €4,987,500.

Market risks

a) Interest rate risk

The Company does not have any interest-rate instruments.

b) Currency risk

At December 31, 2004 the Company had receivables with a net book value of €57 million corresponding to royalties billed to subsidiaries. These receivables, which are denominated in the Group's main trading currencies, have been converted into euros at the year-end exchange rate or at the hedging rate.

c) Equity risk

The Company holds shares in subsidiaries and affiliates and other equity interests, which are valued taking into account their fair value to the Company and their probable realizable value.

Management compensation

The Company is administered by Managing Partners (*"Gérants"*) who are also General Partners (*"Associés Commandités"*) of the Company. As such, they are entitled to a share of the income distributed among all the General Partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits.

Average number of employees

	Employees on the Company's payroll	Employees seconded to the Company
Management	7	–
Supervisory/technical staff	–	–
Administrative employees	24	–
Service employees	–	1
	31	**1**

Post-retirement benefit obligations

The Company is liable for the payment of long-service awards to employees on retirement, in accordance with the terms of the applicable Collective Bargaining Agreement. The discounted present value of the related obligation at December 31, 2004 was around €0.6 million. No provision has been recorded for this amount.

Unrecognized deferred tax assets and liabilities

Description of temporary differences	Amounts
Unrecognized deferred tax liabilities	–
Unrecognized deferred tax assets	
C3M patent licence amortization	6,860,206
"Organic" tax provision	706,807
Evergreen tax losses	–
Ordinary tax losses	–
Long-term capital losses taxed at reduced rate	–
Unrecognized deferred tax assets	
Reduced tax rate (15%)	1,135,052
1.5% surtax	17,026
3.3% surtax	12,278
Total	**1,164,356**

The wolber law suit

At the end of 1999, Wolber laid off 451 employees after it wound up its Soissons plant. Former Wolber employees had challenged the lay off before the courts, and various proceedings are pending against Wolber before the Amiens Court of Appeal and before the *Cour de Cassation* (Supreme Court), and against *Compagnie Générale des Etablissements Michelin* and *Manufacture Française des Pneumatiques Michelin* before the *Tribunal de Grande Instance* (Court of First Instance) of Clermont-Ferrand.

Based on the status of proceedings as at December 31, 2004, a provision was made in Wolber's accounts for the different proceedings concerning it. The Group moreover does not believe it necessary to make any provision in either of *Compagnie Générale des Etablissements Michelin* and *Manufacture Française des Pneumatiques Michelin*, in so far as to the best of its knowledge, no French jurisdiction ever ordered reopening of a plant as is being sought in the current legal action.

Investment portfolio at December 31, 2004

	Number of shares	Realizable value
Shares in subsidiaries and affiliates and other equity interests with a realizable value in excess of €152,449		
Compagnie Financière Michelin	22,139,054 shares	3,564,581,456.21
Manufacture Française des Pneumatiques Michelin	3,199,580 shares	709,934,412.35
Participation et Développement Industriels S. A. – "Pardevi"	1,199,998 shares	135,756,071.18
Société de Technologie Michelin	100,000 shares	15,244,901.72
Spika S.A.	200,000 shares	25,914,728.79
Siparex Croissance	121,987 shares	1,909,893.66
Siparex Associés	115,152 shares	1,542,911.97
Société Financière d'Innovation du Sud-Est "Sudinnova"	21,786 shares	335,392.72
Société d'Exportation Michelin	20,000 shares	2,897,697.14
Other shares in subsidiaries and affiliates (total)		0.31
Marketable securities		
Own shares	– shares	–
Other marketable securities		640.30

List of subsidiaries and affiliates

Subsidiaries and affiliates	Common stock (1)	Retained earnings (1)	Percent interest	Book value of shares	
				Cost	Net
A - Detailed information about subsidiaries and affiliates ***(carrying value in excess of 1% of the Company's common stock):***					
1 - Subsidiaries (over 50%-owned)					
Société d'Exportation Michelin Place des Carmes-Déchaux, 63000 Clermont-Ferrand (France)	160 euros	2,291 euros	100	4,182	2,898
Participation et Développement Industriels S. A. – "Pardevi" 23, rue Breschet, 63000 Clermont-Ferrand (France)	18,000 euros	35,510 euros	99.99	159,728	135,756
Compagnie Financière Michelin Route Louis-Braille 10 et 12, 1763 Granges-Paccot (Switzerland)	2,238,950 Swiss francs	4,736,534 Swiss francs	98.88	3,564,581	3,564,581
Société de Technologie Michelin 23, rue Breschet, 63000 Clermont-Ferrand (France)	15,200 euros	987 euros	100.00	15,245	15,245
Spika S. A. 23, rue Breschet, 63000 Clermont-Ferrand (France)	3,000 euros	35,743 euros	100.00	25,915	25,915
2 - Affiliates (10% to 50%-owned)					
Manufacture Française des Pneumatiques Michelin Place des Carmes-Déchaux, 63000 Clermont-Ferrand (France)	304,000 euros	504,792 euros	39.99	902,534	709,934
B - Aggregate information about other subsidiaries and affiliates					
1 - Subsidiaries not listed under A:					
– French companies				–	–
– Foreign companies				82	–
2 - Affiliates not listed under A:					
– French companies					–
– Foreign companies				91	–

(1) In local currency

(in units thousand)

Outstanding loans and advances	Guarantees given by the Company	Last published net sales		Last published net income/loss	Dividends received by the Company during the year
–	–	3,354	P	172	180
–	–	–	L	11,450	–
	–	–	P	245,424 Swiss francs	89,294
–	–	173,003	P	2,449	2,400
34,861	–	–	P	1,853	–
591,522	–	395,622	P	40,327	74,998
–	–				–
–	–				33
–	–				–
–	–			–	

Statement of changes in Shareholders' equity

(before appropriation of net income, Company only)

		2003	2004
Net income for the year (in thousands of euros and euros per share)			
Net income			
	Total net income	178,238	295,152
	Earnings per share	1.24	2.06
Recommended dividend			
	Total	133,349	179,233
	Per share	0.93	1.25
Statement of changes in Shareholders' equity (in thousands of euros)			
A)	1 – Shareholders' equity at December 31, 2003		4,226,795
	2 – 2003 dividend		173,337
	3 – Shareholders' equity at January 1, 2004		4,053,458
B)	Capital contributions credited to opening Shareholders' equity:		
	1 – Change in common stock		–
	2 – Change in other items		–
C)	Shareholders' equity at January 1, 2004 including capital contributions **(A3 + B)**		4,053,458
D)	Movements for the year:		
	1 – Increase in common stock		–
	2 – Increase in paid-in capital in excess of par		–
	3 – Increase in revaluation reserve		–
	4 – Change in other reserves		–
	5 – Change in untaxed reserves		–
	6 – Increase in retained earnings		(4,931)
	7 – Net income for the year		295,152
E)	Shareholders' equity at December 31, 2003 before dividends **(C + D)**		4,343,679
F)	**Change in Shareholders' equity (E - C)**		**290,221**
G)	Of which changes due to structural changes		–
H)	**Change in Shareholders' equity excluding effect of structural changes (F - G)**		**290,221**
Notes:			
D3:	Amounts transferred to the revaluation reserve during the year		–
D6:	Dividends on own shares credited to retained earnings		37

Appropriation of 2004 net income

In euros

Amounts to be appropriated		
Retained earnings brought forward from prior year		52,494,683.39
Net income		295,151,971.68
Recommended appropriations		
Legal reserve	–	
Special long-term capital gains reserve	–	
Dividend	179,233,781.25	
Statutory share of income attribted to the General Partners in accordance with the bylaws	5,271,626.68	
Tax on distributed earnings	–	
Other reserves	–	
Retained earnings	163,141,247.14	
Total	**347,646,655.07**	**347,646,655.07**

Five-year financial summary

	2000	2001	2002	2003	2004
I – Capital at year-end					
a) Common stock	269,431,746	269,431,746	283,585,460	286,774,050	286,774,050
b) Number of common shares outstanding	134,715,873	134,715,873	141,792,730	143,387,025	143,387,025
c) Number of non-voting preferred shares outstanding	–	–	–	–	–
d) Maximum number of shares to be created	–	–	–	–	–
II – Results of operations					
a) Net revenues	335,562,960.73	364,240,518.88	364,877,827.54	349,657,871.00	358,973,808.26
b) Income before tax, depreciation, amortization and provision expense	257,749,796.33	457,409,251.36	306,269,486.48	171,879,396.33	232,415,973.57
c) Income tax	26,366,015.41	415,485.00	13,188,696.00	4,304,116.00	27,222,094.00
d) Employee profit-sharing	–	–	–	–	–
e) Net income after tax, depreciation, amortization and provision expense	263,620,238.61	452,871,105.91	332,387,387.56	178,237,815.34	295,151,971.68
III – Per share data					
a) Earnings per share after tax, before depreciation, amortization and provision expense	1.72	3.39	2.07	1.17	1.43
b) Earnings per share after tax, before depreciation, amortization and provision expense	1.96	3.36	2.34	1.24	2.06
c) Dividend per share	0.80	0.85	0.93	0.93	1.25
IV – Employee data					
a) Average number of employees	33	33	34	36	31
b) Total payroll	1,147,039.19	1,110,087.78	1,409,510.18	1,224,689.86	1,135,963 ,43
c) Total benefits	**459,331.75**	**435,795.99**	**462,332.27**	**498,850.08**	**461,065.13**


MICHELIN
A better way forward



SEC File #82-3354

PRESS INFORMATION –April 26, 2005

1st Quarter 2005 Net Sales (IFRS standards):
EUR 3.6 billion, stable versus 1st Quarter 2004,
+1% at constant exchange rates

Michelin stabilized its net sales in value terms: a strong +5.1% price/mix effect was recorded against a 3.9% decline in volumes compared with an exceptionally high 1st Quarter of 2004.

Lower volumes were mainly due to European markets below exceptional 2004 levels. They also reflect Michelin's focused approach to Original equipment markets.

The strong price mix improvement offers evidence that the price increases passed in Spring and Fall of 2004 and in the 1st Quarter 2005 are sticking. Due to timing, 1st Quarter 2005 net sales are significantly impacted by the price increases as compared with the same period of 2004. This price mix effect offsets the raw material price increase, which is in line with Group forecast.

After this rather unique Quarter, Michelin expects its sales volumes to gradually revert back to its natural growth trend, as European replacement markets recover their long-term growth trends.

(in EUR million) (IFRS)	1st Quarter 2005	
Consolidated Net Sales	3,610 *(-0.2% / Q1 2004)*	
Change vs Q1 2004 (IFRS) *At constant exchange rates*	*+1%*	
Consolidated Net Sales	*Total Change* *Q1 2005 / Q1 2004*	
	In EUR million	Total %
Net Sales:	-8	-0.2%
of which exchange rate change:	- 44	-1.2%
Volume:	- 140	-3.9%
Price/Mix:	+177	+5.1%
Scope	0	0%

Note: IFRS figures. Absence of an IFRS 2003 1st Quarter pro forma means that the Group is unable to provide a Q1 2004 / Q1 2003 sales comparison. An explanation of the major impacts of Michelin's transition to IFRS can be accessed on the Company's website, at www.michelin.com.

1. 1st Quarter 2005 Net Sales are stable versus 1st Quarter 2004

This results from the following factors:

- **-1.2% negative impact of exchange rates.** This was chiefly due to further euro appreciation, especially versus the US dollar (+4.6%).

- **-3.9% negative volume effect** due to European markets (accounting for more than half of Michelin's sales) down relative to an exceptionally high 1st Quarter 2004.

- **+5.1% positive price / mix effect** at constant exchange rates, a strong improvement which is mechanically accentuated due to the comparison with the 1st Quarter 2004.

- **Note that their was no change in the scope of consolidation.**

2. World Tire Markets

Major Markets Change Analysis, Q1 2005 vs Q1 2004

	Western Europe	Eastern Europe	North America	South America	Asia
PCLT OE	- 3.5%	NA	-3.5%	+14.3%	+7.3%
PCLT RT	- 2.7%	+5.6%	+2.1%	+6%	up
Truck OE	+13.5%	NA	+19.3%	+15% *	NA
Truck RT	- 9.8%	-1.6%**	+5.9%	+2.6%*	up

PCLT: Passenger Car / Light Truck
OE: Original Equipment RT: Replacement
* Figures for Brazil, main South American truck tire market
** as at end February.

2.1 In Europe

- In **Passenger Car/Light Truck replacement markets**, sell-in[1] is down -2.7% versus 1st Quarter 2004 levels. The main reasons for this slowdown, in decreasing order of importance are as follows:

  - The exceptional nature of the 2004 comparison base. Introduction in France on March 1st, 2004 of a price increase to cover the cost of recycling end-of-life tires had triggered substantial advance buying, driving 10% French market growth in the 1st Quarter. French markets account for about 20% of the European passenger car tire replacement market.
  - The unfavorable 2005 macro economic environment for business and road traffic, characterized by subdued economic growth, high fuel prices and correspondingly weak sell-out markets.

- With respect to **Truck replacement**, Western Europe dipped -9.8%, again compared to an extraordinarily high prior year period, reflecting an unsupportive economic environment and difficult weather conditions. In these circumstances, the new tire sell-out market contracted.

---

[1] Sell-in market: sales to tire distributors ; Sell-out market: distributor sales to end-users

- With respect to **Passenger Car/Light Truck original equipment**, the situation varied from one carmaker to another, with the overall trend being down. However, when one counts the same number of business days as the previous period, the market slowdown is only -1.1%.

- In **Truck original equipment**, the 13.5% growth of the power unit sector, larger than expected, was partly driven by the introduction of the Euro 4 environmental standard which prompted some early buying, and by export business from the European Union to high-growth areas. These factors have caused Michelin to revise its annual market growth estimate upward to 6%.

Eastern European markets posted further strong growth, though more subdued than in 2004. Note that the appreciation of the Polish, Hungarian and Czech currencies versus the euro tended to slow growth in this region in the 1st Quarter, 2005.

2.2 In North America

- Growth in the **North American Passenger Car/Light Truck replacement markets** benefited indirectly from overall NAFTA[2] growth in the 1st Quarter. Tire market growth trends (+2.1% in the 1st Quarter) should continue in the second Quarter. Unlike last year, the Group noted no significant difference between the sell-in and sell-out markets. The High performance and 4x4 Recreational segments strengthened further: they were up +8.4% and +7.5% respectively compared with the 1st Quarter of 2004.

- In **Truck new replacement and retread markets**, the year started with the same trends as in 2004, benefiting from a favorable environment: by the end of February, heavy road haulage was up +6%. Moreover, sustained high demand for power units and trailers is indirectly impacting the replacement market, as OEMs turn to this market as the last resort to equip their products.

- **The sharp contrast observed in 2004 between flat Passenger Car original equipment markets and buoyant Truck original equipment markets continued in the 1st Quarter of 2005:**

  - The automotive sector is up against tough industrial and trading conditions and some of the biggest players are losing further ground. Conversely, three factors combine to boost the Truck manufacturing sector: a strong upcycle effect that started about two years ago, power unit early buying to avoid new 2007 EPA environmental standards and booming trailer sales as described in prior releases.

2.3 Other regions

- Growth trends continue in **South America's OE and replacement markets,** though at a slower pace than in 2004, owed in part to appreciation of local currencies versus the US dollar.

- In **Asia,** the situation is contrasted with a flat Japanese replacement market and a growing Chinese market. However, the Group has observed a marked slowdown in the Chinese Passenger Car/Light Truck OE market.

[2] North American Free Trade Agreement (United States, Canada, Mexico)

2.4 Main changes in Specialty tire markets

- **Earthmover:** the original equipment market posted a +25% increase. While capacity shortages are constraining growth in the mining replacement market, the other segments are up sharply, especially in Asia and North America in the construction and port shipping sectors.
- **Agricultural:** the OE market is down -5% in North America and stable in Europe. Given France's significant share of the European Farm business, European replacement markets are down 10% compared with an exceptionally strong 1st Quarter 2004. In North America the radial tire market growth is somewhat hampered by a lack of manufacturing capacity.
- **Two-Wheel:** the motorcycle market remains buoyant in North America but is down 4% in Europe.
- **Aircraft:** commercial and regional market trends are improving.

2.5 Update on tire market growth forecasts for 2005 versus 2004

On balance, our 1st Quarter 2005 experiences confirm the trends for the year that had been outlined by Michelin at our March 15, 2005 presentation of full-year 2004 earnings.

Adjustments are indeed marginal: original equipment Passenger Car/Light Truck markets should not grow versus 2004 in either North America or Europe, while Truck original equipment markets are expected to finish the year 2 to 4 points above initial forecasts.
In all replacement markets, we are revising our growth estimates downward slightly.

As far as specialty tire markets are concerned, all **Earthmover** segments should continue to post buoyant growth; the **Agricultural** replacement market should be down in Europe and slightly up in North America. OE markets should be down in North America and stable in Europe over the full year. **Two-Wheel** North American markets should be strong and markets should stabilize in Europe; **Aircraft** markets should grow further.

3. Reporting Segment Analysis, 1st Quarter 2005

3.1 IFRS Net Sales by Reporting Segment

Effective January 1, 2005 Michelin has adopted a new sector reporting as defined below:

Reporting Segment 1 (SR1): Passenger Car / Light Truck tires and related distribution operations;

Reporting Segment 2 (SR2): Truck tires and related distribution operations;

Reporting Segment 3 (SR3): Specialty businesses: Earthmover, Agricultural, 2-Wheel and Aircraft tires, Maps and Guides, Viamichelin, Michelin Lifestyle and Wheels (in the process of being transferred).

Net Sales in EUR m	1st Quarter 2005	1st Quarter 2004 (IFRS proforma)	% change
SR 1	1,947	2,006	-2.9%
SR 2	1,167	1,137	+2.6%
SR 3	496	475	+4.4%
Total Group	3,610	3,618	-0.2%

SR1 is primarily held down by market trends, whereas SR2 and SR3 are in line with Group expectations.

3.2 Reporting Segment 1 Net Sales Analysis

In accordance with the Group's new reporting effective January 1, 2005, SR1 net sales include sales of passenger car/ light truck tires and related distribution activities.

The table below compares markets and Group sales (in volume) changes in the 1st Quarter 2005 vs 1st Quarter 2004. These comparisons are based on sell-in markets and therefore do not include sell-out activity of Company-owned distribution networks.

Passenger Car/ Light truck	Replacement	Replacement market	Original equipment	OE market
Western Europe	- -	-2.7%	+	-3.5%
Eastern Europe	-	+5.6%	NA	NA
North America	- -	+2.1%	- -	-3.5%
South America	+	+6%	- -	+14.3%
Asia	NA	Up	- -	+7.3%

= implies that Michelin's performance, relative to market,is between +/- 0.5%
- implies that Michelin's performance, relative to market,is between -2.5% and -0.5%
- - implies that Michelin's performance, relative to market,is greater than -2.5%
+ implies that Michelin's performance, relative to market,is between +0.5% and +2.5%
++ implies that Michelin's performance, relative to market, is greater than +2.5%

Segment SR1 1st Quarter net sales were affected by the two following factors, listed in decreasing order of importance:

- The European replacement market was down, following the elimination of very specific 2004 drivers (combination of price increases to offset higher raw materials and/or end-of-life tire recycling costs), especially in those European replacement markets where Michelin is strongest such as France, Spain and Italy.
- Lackluster original equipment markets in both Europe and North America.

Consequently, volumewise[3], Group Passenger Car/Light Truck sales are down -7.2% versus 1st Quarter, 2004.

In Europe,
as expected, the exceptional sales levels recorded in February 2004 in France were not repeated in February 2005; by March, however, the gap in volume terms was largely bridged throughout Europe.

Price increases passed on January 1st largely held in Europe.

In Original Equipment, Michelin sales resisted fairly well to downward market trends and our average selling price is up.

Euromaster's distribution operations, down in the 1st Quarter, reflected the difficult sell-out market conditions in Europe.

[3] Number of tires sold.

In North America,
the price increase introduced on March 1st, 2005 was successfully implemented in replacement markets and reflected in our March unit price increase.

This will be supplemented by another increase, up to 8% depending upon brand, effective July 2005 applicable to both original equipment and replacement tires. Its purpose is to offset sharp raw material price increases that are not compensated by a currency appreciation in which raw material purchases are denominated, as is the case in Europe.

Most of the drop in North American sales volumes in the 1st Quarter concerned private and associate brands; the Michelin and BF Goodrich-branded high performance VZ segment performed extremely well. Also, following our exceptional SUV tire sales performance at the end of 2004, further progress in 1st Quarter, 2005 was clearly going to be more problematic. Group sales in this segment continue to do well in a growing market. They were stable Quarter-on-Quarter.

In **Asia**, the Michelin brand is making further headway in **China** on the Passenger Car/Light Truck replacement markets. In OE, sales have slowed, in line with a sharp decrease of the automotive sector.

3.3 Reporting Segment SR2 Net Sales Analysis

In accordance with the Group's new reporting effective January 1, 2005 SR2 net sales include sales of truck tires and related distribution activities.

The table below compares markets and Group sales (in volume) changes in the 1st Quarter 2005 vs 1st Quarter 2004. These comparisons are based on sell-in markets and therefore do not include sell-out activity of Company-owned distribution networks.

Truck	Replacement	Replacement market	Original equipment	OE market
Western Europe	+	-9.8%	- -	+13.5%
Eastern Europe	-	-1.6%**	NA	NA
North America	+	+5.9%	- -	+19.3%
South America	+	+2.6%*	+	+15%*

* Data for Brazil, South America's main truck tire market
** As at end February

= implies that Michelin's performance, relative to market,is between +/- 0.5%
- implies that Michelin's performance, relative to market,is between -2.5% and -0.5%
- - implies that Michelin's performance, relative to market,is greater than -2.5%
+ implies that Michelin's performance, relative to market,is between +0.5% and +2.5%
++ implies that Michelin's performance, relative to market, is greater than +2.5%

Sales of Reporting Segment SR2 were virtually stable in volume terms vs 1st Quarter 2004, but up 2% in value terms (and down -0.8% in number of tires sold). Q1 04, as in Passenger Car/ Light Truck, had seen an exceptionally strong growth of the European truck replacement market, with France up significantly. The lower price mix, however, is consistent with dynamic North American markets, in sharp contrast with contracting European ones. It also reflects vigorous original equipment demand, a factor which dampened the Group's effort to strike a fairer balance as between its replacement and original equipment ratio.

In Europe,
new Truck replacement sales were firm in declining markets, translating into market share gains for the Michelin brand. The price increases covered all European countries except France, where these have been scheduled for May 2005. The price increases held, as reflected in the increase in average selling prices over the Quarter.

As with passenger car, Euromaster's operations were down in the first Quarter, reflecting a difficult European truck tire sell-out market.

In original equipment, Michelin continued to allocate its supplies very carefully and avoided matching the double-digit market growth. Note that 1st Quarter 2005 net sales reflect the full impact of price increases passed in 2004.

In North America,
replacement sales rose substantially in a durably strong market. The Michelin brand made further progress, thanks in particular to a number of new national account contracts obtained in 2004 (Penske, Yellow Roadway...). Retread sales posted double-digit growth in the 1st Quarter of 2005.

In original equipment, the market's appetite for tires put strong pressure on tire industry capacity. At Michelin, we managed both our contractual and non-contractual deliveries to serve the replacement market adequately while strengthening our position as privileged partner for truck makers and ensuring appropriate returns with our OE operations.

In Asia, the slowdown in truck sales observed **in China** at the end of 2004 (triggered by a new law to curb vehicle overloading) reversed in the 1st Quarter of 2005 and healthy growth was recorded.

3.4 Reporting Segment SR3 Net Sales Analysis

In accordance with the Group's new reporting effective January 1, 2005 SR3 net sales include sales of Specialty tires (Earthmover, Agricultural, 2-Wheel and Aircraft), Maps and Guides, ViaMichelin and Wheels.

Net sales of SR 3 rose +4.4% to EUR 496 million; the new reporting practice highlights the notable progress of specialty operations (no longer affected by inter-sector eliminations and reallocation of distribution operations) and demonstrates successful operational synergies among these activities.

Earthmover: sales grew sharply (+4.7% in tons); the effect of 2004 price increases appeared clearly in 1st Quarter 2005 net sales. However, production capacity remains saturated and planned additional capacity, such as in Brazil, will only begin to ease pressure on deliveries starting in 2006.

Agricultural: sales are also restrained by production capacity.

Two-Wheel: the launch of the new Michelin Pilot Power Race range was a highlight of the 1st Quarter 2005. Michelin earned further market share in the motorcycle segment in its two main markets, Europe and North America.

Aircraft: sales rose in spite of the still unfavorable impact of exchange rates, due to appropriately integrated raw material price increases as existing contracts were renewed.

Wheels: sales rose, which shows that the transfer phase to the German Mefro is being rolled out smoothly to the satisfaction of customers.

* * *

Compagnie Financière Michelin

Compagnie Financière Michelin (CFM) posted 1st Quarter 2005 sales of EUR 3,605 billion, up 1% on the same period last year at constant exchange rates. At current exchange rates, sales are down -0.2%. In so far as Compagnie Générale des Etablissements Michelin (CGEM) has almost the same scope of operations as Compagnie Financière Michelin (CFM), the qualitative comments on net sales apply to CFM as well.

* * *

Recent Events

Earthmover Plant in Brazil

The Group is investing USD 200 million in new Earthmover tire manufacturing plant to be constructed close to its current Campo Grande (Rio de Janeiro) Truck plant in Brazil.

The new plant should produce its first tires in the second half of 2007. Its initial capacity of 40,000 metric tons could be increased in due time to 55,000 tons. It will manufacture 25" to 49" tires.

The plant will serve North and South American customers in the construction, surface and underground mining and harbor sectors. It will primarily serve the Brazilian original equipment market and North America's replacement market, which have so far been supplied from Europe.

Passenger Car/Light Truck price increases in North America

As mentioned earlier, Michelin North America is increasing prices for its Passenger Car and Light Truck tires.

Effective July 2005, original equipment and replacement tire prices for Michelin, BFGoodrich, Uniroyal, private and associate brands sold in Canada, Mexico and the United States will increase by up to 8 percent.

New Michelin Pilot Exalto A/S launch

Michelin introduces in North America its latest all-season high performance sports offering, the Michelin Pilot Exalto A/S tire. Michelin Pilot Exalto A/S is a long-lasting tire especially designed to provide superior levels of handling, grip and traction on wet surfaces. It complements the family of high-performance tires and accelerates deployment of the Group's targeted growth strategy.

* * *

Agenda

Compagnie Générale des Etablissements Michelin will hold its Joint Annual Shareholders Meeting at 9am on May 20, 2005 in Clermont Ferrand (France). The meeting notice, together with our 2004 Annual report has been mailed to Shareholders on April 13.
All Meeting documentation may be downloaded from our website at: www.michelin.com.

A net EUR 1.25 net dividend per share (up 35%) will be proposed to our Shareholders for approval. If approved, we anticipate payment on May 24, 2005.

First-half 2005 financial results will be published on August 5, 2005 at 8 am (French time) prior to the opening of the Paris Bourse.

* * *

Contacts

Investor Relations	Press Relations
Eric Le Corre: +33 (0) 1 45 66 10 04 +33 (0) 4 73 32 77 92	Fabienne de Brébisson: + 33 (0) 1.45.66.10.72 + 33 (0) 6.08.86.18.15
Eric.le-corre@fr.michelin.com	fabienne.debrebisson@fr.michelin.com
Jacques Hollaender: +33 (0) 4 73 32 18 02 +33 (0) 1 45 66 16 15	**Individual Shareholders**
Jacques-Philippe.hollaender@fr.michelin.com	Anne-Marie Vigier-Perret: + 33 (0) 4 73 98 59 08 Anne-marie.vigier-perret@fr.michelin.com

TRANSLATION OF THE FRENCH TEXT OF CONSOLIDATED SALES

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, 63000 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)

(in millions of Euros)

	2005	2004
	IFRS	IFRS Pro forma
From January 1 through March 31	3,610	3,618